SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(Free translation into English from the original previously issued in Portuguese)

Individual and consolidated

Interim financial information

GOL Linhas Aéreas Inteligentes S.A.

March 31, 2016

and report on review of interim financial information

GOL Linhas Aéreas Inteligentes S.A.

Individual and consolidated Interim financial information

March 31, 2016

Contents

Performance report	01
Report of the statutory audit committee (CAE)	07
Directors' statement on the interim financial information	08
Directors' statement on Independent auditor’s report on review of the interim financial information	09
Independent auditor’s report on review of the interim financial information	10

Capital	12

Individual interim financial information for the period ended March 31, 2016
Statements of financial position	13
Statements of operations	15
Statements of comprehensive loss	16
Statements of cash flows	17
Statements of changes in equity	18
Statements of value added	20

Consolidated interim financial information for the period ended March 31, 2016
Statements of financial position	21
Statements of operations	23
Statements of comprehensive loss	24
Statements of cash flows	25
Statements of changes in equity	27
Statements of value added	29

Notes to the interim financial information	30

Performance report

We announce GOL’s result for the first quarter of 2016, reflecting the adoption of measures to enhance the Company’s liquidity position and bring its capital structure in line with Brazil’s macroeconomic environment, which has been negatively impacted by political instability and consequent economic volatility. Since 2015, the Company has been working on several initiatives to overcome the recessionary environment, with the support of all its stakeholders: shareholders, banks, unsecured bondholders and suppliers, among others.

In the first three months of the year, we recorded net revenue from operations 8.3% higher than in the same period in 2015, reaching R$2,713.1 million. Our recurring operating income in the first quarter of 2016 was R$224.6 million, representing an operational margin of 8.3%. Non-recurring on the anticipated return of aircraft under finance lease contracts and gains on sale-leaseback transactions was R$212.6 million during the period.

Our cash position at March 31, 2016 was R$1,815.1 million, a decrease of 21.1% from year-end 2015, and was equivalent to 18.2% of our last twelve months (LTM) net revenues. Cash available was R$658.4 million (6.6% of LTM net revenue), excluding the amount held by Smiles and restricted cash.

Since the first quarter of 2015, we have been working on a number of initiatives to address issues relating to liquidity and capital structure. These include: (1) flexibility in our aircraft delivery schedule for 2016 and 2017, which decreased from 15 deliveries to 1 aircraft delivery - resulting up to R$555 million in cash flow to help fund the exchange offer for our US Dollar-demonimated bonds; (2) the advance ticket sales of up to R$1 billion to Smiles; (3) better supplier terms resulting in R$300 million per year of annual cash savings and; (4) changes in our route network, including the suspension of flights to eight destinations with an expected decrease year-over-year in the number of take-offs between 15% and 18%.

Furthermore, we are working on the following additional initiatives: (1) the renegotiation of debentures issued in the domestic capital market with Brazilian banks, with a possible extension of payment terms and waiver of contractual covenants; (2) negotiations with aircraft lessors to reduce our fleet by 20 aircraft, with the support of SkyWorks Capital; and (3) the improvement of our capital structure with the assistance of PJT Partners, through a private exchange offer to exchange up to US$781.4 million of our unsecured US Dollar-denominated bonds for new secured bonds.

      We are confident that the completion of the ongoing restructuring plan will ensure that GOL emerges from the current political and economic crisis in the best competitive position.

We remain focused, in all aspects, on being the best Brazilian airline. A clear demonstration of this is our continuing leadership in on time performance in the domestic market in the first quarter of 2016, with a 95% rate. In March, we registered a rate of 97.6%.

 Since January, we have performed significantly better with regard to damaged and misplaced luggage. In March, we achieved the lowest rate of occurrence per 1,000 boarded passengers in the last 36 months: 1.87 - this was the best indicator of our historical series, and represents a decrease of 31% compared to March 2015.

The 2016 Summer Olympic Games will be hosted in the city of Rio de Janeiro (taking place between August 5 and 21) as well as the Summer Paralympic Games (taking place between September 7 and 18) - the first time that they have been held in South America. Our route network for the event will include extra flights and timetable changes to meet the demand concentrated in Rio de Janeiro. In addition to these adjustments, since 2013, in advance of the 2014 World Cup, we have invested in evolving technology platforms to improve passenger experience, especially given the larger number of international passengers. For example, our self-service kiosks feature in addition to Portuguese, provide menus and operations in English, Spanish and French.

We would like to thank all our employees, investors and stakeholders for their support and commitment during the implementation of GOL’s restructuring plan. I feel confident that the Company will emerge strengthened from this restructuring phase.

Paulo Sérgio Kakinoff
CEO of GOL Linhas Aéreas Inteligentes S.A.

Operating and financial indicators

Traffic Data - GOL	1Q16	1Q15	% Var.	4Q15	% Var.
RPK GOL – Total	9,497	10,172	-6.6%	9,440	0.6%
RPK GOL - Domestic	8,396	8,920	-5.9%	8,415	-0.2%
RPK GOL - International	1,102	1,252	-12.0%	1,025	7.5%
ASK GOL – Total	12,262	13,033	-5.9%	12,518	-2.0%
ASK GOL – Domestic	10,856	11,308	-4.0%	11,071	-1.9%
ASK GOL - International	1,406	1,725	-18.5%	1,447	-2.9%
GOL Load Factor - Total	77.5%	78.1%	-0.6 p.p	75.4%	2.1 p.p
GOL Load Factor - Domestic	77.3%	78.9%	-1.6 p.p	76.0%	1.3 p.p
GOL Load Factor - International	78.4%	72.6%	5.8 p.p	70.8%	7.4 p.p
Operational Data	1Q16	1Q15	% Var.	4Q15	% Var.
Revenue Passengers - Pax on board ('000)	9,042.8	10,120.9	-10.7%	9,583.5	-5.6%
Aircraft Utilization (Block Hours/Day)	10.7	11.7	-8.2%	11.1	-3.2%
Departures	74,198	80,814	-8.2%	79,377	-6.5%
Average Stage Length (km)	978	951	2.8%	933	4.8%
Fuel consumption (mm liters)	373	402	-7.2%	391	-4.6%
Full-time employees at period end	15,798	16,825	-6.1%	16,472	-4.1%
Average Operating Fleet	131	130	0.5%	132	-0.8%
Financial Data	1Q16	1Q15	% Var.	4Q15	% Var.
Net YIELD (R$ cents)	25.68	21.90	17.3%	24.64	4.2%
Net PRASK (R$ cents)	19.89	17.09	16.4%	18.58	7.0%
Net RASK (R$ cents)	22.13	19.22	15.1%	21.19	4.4%
CASK (R$ cents)	18.53	18.03	2.8%	21.94	-15.6%
CASK ex-fuel (R$ cents)	12.36	12.00	3.0%	14.99	-17.6%
CASK (R$ cents) adjusted4	20.26	18.09	12.0%	21.96	-7.7%
CASK ex-fuel (R$ cents) adjusted4	14.09	12.06	16.9%	15.01	-6.1%
Average Exchange Rate [1]	3.9022	2.8702	36.0%	3.8441	1.5%
End of period Exchange Rate [1]	3.5589	3.2080	10.9%	3.9048	-8.9%
WTI (avg. per barrel, US$) [2]	33.6	48.6	-30.8%	42.2	-20.2%
Price per liter Fuel (R$) [3]	2.03	1.96	3.8%	2.22	-8.7%
Gulf Coast Jet Fuel Cost (average per liter, US$)[2]	0.26	0.43	-39.1%	0.34	-22.7%

Bloomberg; 3. Fuel expenses/liters consumed; 4. excluding non-recurring gain on the anticipated return of aircraft under finance lease contracts and sale-leaseback transaction

Domestic market – GOL

      Domestic supply decreased by 4.0% in the quarter, reflecting the start of network adjustments in 2016, with the aim of reducing it between 5% and 8% over the year.

      Domestic demand fell by 5.9% in 1Q16, leading to a load factor of 77.3%, a decrease of 1.6 p.p.

      GOL transported 8.5 million passengers in the domestic market in the quarter, representing a decrease of 10.9% when compared to the same period in 2015. The Company maintained its leadership position in the number of transported passengers in Brazil’s domestic aviation market.

International market - GOL

      In the international market, supply was reduced by 18.5% in 1Q16 due to network adjustments over the year. Demand fell by 12.0% in the quarter, registering a load factor of 78.4%, 5.8 p.p. higher.

      During the first quarter of 2016, GOL transported 541.7 thousand passengers in the international market, 6.5% lower compared to the same period in 2015.

Volume of departures and Total seats - GOL

The volume of departures in the overall system was reduced by 16.6% and 8.2% in the month of March and the quarter, respectively. The total number of seats available to the market fell 16.5% in the month and 8.2% in 1Q16.

PRASK and Yield

      Net PRASK grew by 16.4% and 7.0% and yield increased by 17.3% and 4.2%, in comparison with 1Q15 and 4Q15, respectively.

   Operational fleet and fleet plan

Fleet plan	2016	2017	2018	>2018	Total
Fleet (End of Period)	125	125	128
Aircraft Commitments (R$ million)*	607.9	-	1,952.3	50,511.8	53,072.0
Pre-Delivery Payments (R$ million)	-	313.3	528.1	5,880.9	6,722.3
*Considers aircraft list price

Final	1Q16	1Q15	Var.	4Q15	Var.
Boeing 737-NG Family	143	140	+3	144	-1
737-800 NG	107	105	+2	107	-
737-700 NG	36	35	+1	37	-1
Opening for rent Type	1Q16	1Q15	Var.	4Q15	Var.
Financial Leasing (737-NG)	39	45	-6	46	-7
Operating Leasing	104	95	+9	98	+6

*Non-operational

At the end of 1Q16, out of a total of 143 Boeing 737-NG aircraft, GOL was operating 136 aircraft on its routes. Of the 7 remaining aircraft, 2 were in the process of being returned to the lessors and 5 were sent via sub-leased to other airlines.

GOL has 104 aircraft under operating leases and 39 under finance leases, 35 of which have a purchase option for when their leasing contracts expire.

The average age of the fleet was 7.7 years at the end of 1Q16. In order to maintain this average low , the Company has 122 firm aircraft acquisition orders with Boeing

Capex

GOL posted a negative net investment of R$207 million in the quarter, in light of the return of R$374 million in PDPs. For more details on changes in property, plant and equipment, see Note 15 of the interim financial statements.

2016 Guidance

2016 Financial Guidance	Range		1Q16 Results
	From	To
Total supply (ASK)	-5%	-8%	-6%
Total seats	-15%	-18%	-8%
Total volume of departures	-15%	-18%	-8%

Given the impact of the economic scenario, the Company’ guidance may be revised in order to incorporate the evolution of its operating and financial performance and any eventual changes in interest rate, exchange rate, GDP and WTT and Brent oil price trends.

Report of the statutory audit committee (CAE)

The Statutory Audit Committee of GOL LINHAS AÉREAS INTELIGENTES S.A., in accordance with its bylaws and legal provisions, examined the interim financial information for the quarter ended March 31, 2016. Based on the procedures performed, considering also the independent auditor’s report - Ernst & Young Auditores Independentes S.S., and the information and explanations received during the period, opines that these documents are able to be appreciated by the Board Shareholder’s Meeting.

São Paulo, May 11, 2016.

Richard F. Lark

Member of the Statutory Audit Committee

Germán Pasquale Quiroga Vilardo

Member of the Statutory Audit Committee

Antônio Kandir

Member of the Statutory Audit Committee

Directors' statement on the interim financial information

In accordance with CVM Rule nº480/09, the Directors declare that discussed, reviewed and agreed with the interim financial information for the quarter ended March 31, 2016.

São Paulo, May 11, 2016.

Paulo Sérgio Kakinoff

Chief Executive Officer

Edmar Prado Lopes Neto

Vice President and Investor Relations Officer

Directors' statement on the interim financial information

In accordance with Instrução CVM 480/09, the Directors declare that discussed, reviewed and agreed with the report on review of interim financial information for the quarter ended March 31, 2016.

São Paulo, May 11, 2016.

Paulo Sérgio Kakinoff

Chief Executive Officer

Edmar Prado Lopes Neto

Vice President and Investor Relations Officer

(A free translation from the original in Portuguese into English)

Report on review of interim financial information

To

The Shareholders, Board of Directors and Officers

Gol Linhas Aéreas Inteligentes S.A.

São Paulo - SP

Introduction

We have reviewed the individual and consolidated interim financial information of Gol Linhas Aéreas Inteligentes S.A. (the “Company”), included in the Quarterly Information (ITR) for the three-month period ended March 31, 2016, which comprises the balance sheets as at March 31, 2016 and the related interim statements of operations, comprehensive income (loss), changes in equity and cash flows for the three-month period then ended, and explanatory notes.

Management is responsible for the preparation and presentation of these individual interim financial information in accordance with the Technical Pronouncement CPC 21 (R1) – Interim Financial Reporting (“CPC 21”) and the consolidated interim financial information in accordance with CPC 21 and International Financial Reporting Standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB) (“IAS 34”), as well as for the presentation of these information in compliance with the rules issued by the Brazilian Securities Commission (“CVM”), applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 – Review of Interim Financial

Information Performed by the Independent Auditor of the Entity, and ISRE 2410 -

Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express and audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Quarterly Information referred above are not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of Quarterly Information (ITR), and presented in compliance with the rules issued by the CVM.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added for the three-month period ended March 31, 2016, prepared under the responsibility of the Company’s management, the presentation of which in the interim financial information is required by the rules from CVM, applicable to preparation of Quarterly Information (ITR), and as supplementary information for IFRS, which do not require a statement of value added presentation. These statements have been subject to the same review procedures previously described above and, based on our review, nothing has come to our attention that causes us believe  that the statements of value added were not prepared, in all significant respects, in relation to the overall interim individual and consolidated financial information.

São Paulo, May 11, 2016.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Luiz Carlos Passetti

Accountant CRC-1SP144343/O-3

Number of shares	Current Year
03/31/2016
Paid-in capital	5,035,037,140
Preferred shares	203,383,968
Total	5,238,421,108

Treasury shares	1,495,120
Total	1,495,120

Individual Interim financial information / Statements of Financial Position – Assets (In thousands of Brazilian Reais – R$)

Line code	Line item	Current Year 03/31/2016	Prior Year 12/31/2015
1	Total assets	2,847,000	2,842,000
1.01	Current assets	372,000	683,000
1.01.01	Cash and cash equivalents	168,000	387,000
1.01.02	Short-term investments	160,000	195,000
1.01.06	Recoverable taxes	8,000	6,000
1.01.08	Other current assets	36,000	95,000
1.01.08.01	Noncurrent assets held for sale	-	59,000
1.01.08.01.01	Restricted cash	-	59,000
1.01.08.03	Others	36,000	36,000
1.02	Noncurrent assets	2,475,000	2,159,000
1.02.01	Long-term assets	1,502,000	963,000
1.02.01.06	Taxes	24,000	25,000
1.02.01.06.01	Deferred taxes	8,000	8,000
1.02.01.06.02	Recoverable taxes	16,000	17,000
1.02.01.08	Related-party transactions	1,419,000	883,000
1.02.01.08.04	Other related-party transactions	1,419,000	883,000
1.02.01.09	Other noncurrent assets	59,000	55,000
1.02.01.09.03	Deposits	34,000	31,000
1.02.01.09.04	Restricted cash	25,000	24,000
1.02.02	Investments	282,000	213,000
1.02.03	Property, plant and equipment	691,000	983,000

Individual Interim financial information / Statements of Financial Position – Liabilities (In thousands of Brazilian Reais – R$)

Line code	Line item	Current Year 03/31/2016	Prior Year 12/31/2015
2	Total liabilities and stockholder’s equity	2,847,000	2,842,000
2.01	Current liabilities	66,000	136,000
2.01.02	Suppliers	4,000	7,000
2.01.04	Short-term debt	62,000	128,000
2.01.05	Other liabilities	-	1,000
2.01.05.02	Others	-	1,000
2.01.05.02.04	Other liabilities	-	1,000
2.02	Noncurrent liabilities	6,633,000	7,253,000
2.02.01	Long-term debt	3,862,000	4,239,000
2.02.02	Other non-current liabilities	25,000	27,000
2.02.02.01	Liabilities with related-party transactions	25,000	27,000
2.02.04	Provisions	2,746,000	2,987,000
2.02.04.02	Others provisions	2,746,000	2,987,000
2.02.04.02.04	Loss on investment	2,746,000	2,987,000
2.03	Shareholder’s equity	(3,852,000)	(4,547,000)
2.03.01	Issued capital	3,038,000	3,038,000
2.03.01.01	Capital stock	3,080,000	3,080,000
2.03.01.02	Share issuance costs	(42,000)	(42,000)
2.03.02	Capital reserves	183,000	179,000
2.03.02.01	Premium on issue of shares	28,000	28,000
2.03.02.02	Special reserve	71,000	71,000
2.03.02.05	Treasury shares	(22,000)	(23,000)
2.03.02.07	Treasury shares	106,000	103,000
2.03.05	Accumulated losses	(7,572,000)	(8,275,000)
2.03.06	Equity valuation adjustments	499,000	511,000
2.03.06.01	Equity valuation adjustments	(191,000)	(179,000)
2.03.06.02	Gains on change in investment	690,000	690,000

Individual Interim financial information / Statements of Operations (In thousands of Brazilian Reais – R$)

		Current Year	Prior Year
Line code	Line item	01/01/2016 to 03/31/2016	01/01/2015 to 03/31/2015
3.04	Operating expenses/revenues	535,000	(274,000)
3.04.02	General and administrative expenses	(2,000)	(3,000)
3.04.04	Other operating income, net	213,000	8,000
3.04.06	Equity results	324,000	(279,000)
3.05	Income (loss) before financial result, net	535,000	(274,000)
3.06	Financial result	168,000	(424,000)
3.06.01	Financial income	263,000	3,000
3.06.01.01	Financial income	23,000	3,000
3.06.01.02	Exchange rate variation, net	240,000	-
3.06.02	Financial expenses	(95,000)	(427,000)
3.06.02.01	Financial expenses	(95,000)	(56,000)
3.06.02.02	Exchange rate variation, net	-	(371,000)
3.07	Loss before income taxes	703,000	(698,000)
3.08	Income taxes	-	(7,000)
3.08.01	Current income taxes	-	(5,000)
3.08.02	Deferred income taxes	-	(2,000)
3.09	Result from continuing operations, net	703,000	(705,000)
3.11	Net income (loss) for the period	703,000	(705,000)
3.99	Income (loss) per share – (Reais/share)
3.99.01	Basic loss per share
3.99.01.01	Common	0.05800	(0.06200)
3.99.01.02	Preferred	2.03400	(2.37800)
3.99.02	Diluted loss per share
3.99.02.01	Common	0.05800	(0.06200)
3.99.02.02	Preferred	2.03400	(2.37800)

Individual Interim financial information / Statements of Comprehensive Loss (In thousands of Brazilian Reais – R$)

		Current Year	Prior Year
Line code	Line item	01/01/2016 to 03/31/2016	01/01/2015 to 03/31/2015
4.01	Net income (loss) for the period	703,000	(705,000)
4.02	Other comprehensive income (loss)	(12,000)	(39,000)
4.02.01	Cash flow hedges	(18,000)	(60,000)
4.02.02	Tax effect	6,000	21,000
4.03	Total comprehensive income (loss) for the period	691,000	(744,000)

Individual Interim financial information / Statements of Cash Flows – Indirect Method (In thousands of Brazilian Reais – R$)

		Current Year	Prior Year
Line code	Line item	01/01/2016 to 03/31/2016	01/01/2015 to 03/31/2015
6.01	Net cash used in operating activities	133,000	117,000
6.01.01	Cash flows from operating activities	(606,000)	745,000
6.01.01.02	Deferred taxes	-	2,000
6.01.01.03	Equity results	(324,000)	279,000
6.01.01.04	Share-based payments	1,000	1,000
6.01.01.05	Exchange and monetary variations, net	(263,000)	472,000
6.01.01.06	Interest on debt and financial leases	71,000	52,000
6.01.01.07	Interest paid	(149,000)	(61,000)
6.01.01.08	Income tax paid	(1,000)	-
6.01.01.10	Write-off property, plant and equipment and intangible assets	59,000	-
6.01.02	Changes assets and liabilities	36,000	77,000
6.01.02.02	Financial applications used for trading	26,000	57,000
6.01.02.03	Deposits	(3,000)	(3,000)
6.01.02.05	Other assets	-	18,000
6.01.02.06	Suppliers	(3,000)	-
6.01.02.07	Taxes payable	1,000	2,000
6.01.02.08	Other obligations	15,000	3,000
6.01.03	Others	703,000	(705,000)
6.01.03.01	Net income (loss) for the period	703,000	(705,000)
6.02	Net cash used in investing activities	(356,000)	(40,000)
6.02.01	Advances for future capital increase	-	(3,000)
6.02.02	Related-party transactions	(647,000)	-
6.02.03	Restricted cash	58,000	(4,000)
6.02.06	Advances for property, plant and equipment acquisition	233,000	(33,000)
6.03	Net cash generated by financing activities	-	4,000
6.03.03	Related-party transactions	-	4,000
6.04	Exchange and monetary variations, net	4,000	-
6.05	Net increase (decrease) in cash and cash equivalents	(219,000)	81,000
6.05.01	Cash and cash equivalents at beginning of the period	387,000	459,000
6.05.02	Cash and cash equivalents at end of the period	168,000	540,000

Individual Interim financial information / Statements of Changes in Equity From 01/01/2016 to 03/31/2016 (In thousands of Brazilian Reais – R$)

Line code	Line item	Capital stock	Capital reserves, options granted and treasury shares	Accumulated losses	Other comprehensive loss	Total equity (deficit)
5.01	Opening balance	3,038,000	870,000	(8,275,000)	(179,000)	(4,546,000)
5.03	Adjusted balance	3,038,000	870,000	(8,275,000)	(179,000)	(4,546,000)
5.04	Stockholder’s capital transactions	-	3,000	-	-	3,000
5.04.08	Stock options exercised	-	3,000	-	-	3,000
5.05	Total comprehensive loss	-	-	703,000	(12,000)	691,000
5.05.01	Net loss for the period	-	-	703,000	-	703,000
5.05.02	Other comprehensive loss	-	-	-	(12,000)	(12,000)
5.05.02.06	Other comprehensive result, net	-	-	-	(12,000)	(12,000)
5.07	Closing balance	3,038,000	873,000	(7,572,000)	(191,000)	(3,852,000)

Individual Interim financial information / Statements of Changes in Equity From 01/01/2015 to 03/31/2015 (In thousands of Brazilian Reais – R$)

Line code	Line item	Capital stock	Capital reserves, options granted and treasury shares	Accumulated losses	Other comprehensive loss	Total equity
5.01	Opening balance	2,582,000	853,000	(3,815,000)	(139,000)	(519,000)
5.03	Adjusted balance	2,582,000	853,000	(3,815,000)	(139,000)	(519,000)
5.04	Stockholder’s capital transactions	-	5,000	-	-	5,000
5.04.08	Share-based payments	-	3,000	-	-	3,000
5.04.10	Gains on change on investment	-	2,000	-	-	2,000
5.05	Total comprehensive loss	-	-	(705,000)	(39,000)	(744,000)
5.05.01	Net loss for the period	-	-	(705,000)	-	(705,000)
5.05.02	Other comprehensive loss	-	-	-	(39,000)	(39,000)
5.05.02.06	Other comprehensive result, net	-	-	-	(39,000)	(39,000)
5.07	Closing balance	2,582,000	858,000	(4,520,000)	(178,000)	(1,258,000)

Individual Interim financial information / Statements of Value Added (In thousands of Brazilian Reais – R$)

		Current Year	Prior Year
Line code	Line item	01/01/2016 to 03/31/2016	01/01/2015 to 03/31/2015
7.01	Revenue	213,000	8,000
7.01.02	Other revenue	213,000	8,000
7.01.02.02	Other operating income	213,000	8,000
7.02	Acquired from third parties	(1,000)	(1,000)
7.02.02	Material, power, third-party services and other	(1,000)	(1,000)
7.03	Gross value added	212,000	7,000
7.05	Added value produced	212,000	7,000
7.06	Value added received in transfer	361,000	(277,000)
7.06.01	Equity in subsidiaries	324,000	(279,000)
7.06.02	Financial income	37,000	2,000
7.07	Total wealth for distribution	573,000	(270,000)
7.08	Wealth for distribution	573,000	(270,000)
7.08.01	Employees	1,000	1,000
7.08.01.01	Salaries	1,000	1,000
7.08.02	Taxes	-	7,000
7.08.02.01	Federal taxes	-	7,000
7.08.03	Third-party capital remuneration	(131,000)	427,000
7.08.03.01	Interest	(131,000)	427,000
7.08.04	Return on own capital	703,000	(705,000)
7.08.04.03	Income (loss) for the period	703,000	(705,000)

Consolidated Financial Information / Statements of Financial Position – Assets (In thousands of Brazilian Reais – R$)

Line code	Line item	Current Year 03/31/2016	Prior Year 12/31/2015
1	Total assets	9,544,000	10,369,000
1.01	Current assets	2,338,000	2,462,000
1.01.01	Cash and cash equivalents	967,000	1,072,000
1.01.02	Short-term investments	435,000	551,000
1.01.02.01	Short-term investments at fair value	435,000	551,000
1.01.02.01.03	Restricted cash	-	59,000
1.01.02.01.04	Short-term investments	435,000	492,000
1.01.03	Trade receivables	514,000	463,000
1.01.04	Inventories	185,000	199,000
1.01.06	Recoverable taxes	42,000	58,000
1.01.08	Other current assets	195,000	119,000
1.01.08.03	Others	195,000	119,000
1.01.08.03.03	Other credits	195,000	117,000
1.01.08.03.04	Derivatives	-	2,000
1.02	Noncurrent assets	7,206,000	7,907,000
1.02.01	Long-term assets	1,774,000	1,917,000
1.02.01.06	Taxes	176,000	181,000
1.02.01.06.01	Deferred Taxes	104,000	108,000
1.02.01.06.02	Recoverable taxes	72,000	73,000
1.02.01.09	Other noncurrent assets	1,598,000	1,736,000
1.02.01.09.03	Restricted cash	413,000	676,000
1.02.01.09.04	Deposits	1,161,000	1,020,000
1.02.01.09.05	Other credits	24,000	40,000
1.02.02	Investments	14,000	18,000
1.02.03	Property, plant and equipment	3,702,000	4,257,000
1.02.03.01	Property, plant and equipment in operation	2,058,000	2,175,000
1.02.03.01.01	Other flight equipment	1,525,000	1,420,000
1.02.03.01.02	Advances for property, plant and equipment acquisition	417,000	624,000
1.02.03.01.04	Others	116,000	131,000
1.02.03.02	Property, plant and equipment under leasing	1,644,000	2,082,000
1.02.03.02.01	Property, plant and equipment under finance leases	1,644,000	2,082,000
1.02.04	Intangible	1,716,000	1,715,000
1.02.04.01	Intangible	1,174,000	1,172,000
1.02.04.02	Goodwill	542,000	542,000

Consolidated Financial Information / Statements of Financial Position – Liabilities (In thousands of Brazilian Reais – R$)

Line code	Line item	Current Year 03/31/2016	Prior Year 12/31/2015
2	Total liabilities and equity	9,544,000	10,369,000
2.01	Current liabilities	4,875,000	5,544,000
2.01.01	Salaries	218,000	251,000
2.01.01.02	Salaries	218,000	251,000
2.01.02	Suppliers	952,000	902,000
2.01.03	Taxes payable	136,000	119,000
2.01.04	Short-term debt	837,000	1,397,000
2.01.05	Other current liabilities	2,540,000	2,668,000
2.01.05.02	Others	2,540,000	2,668,000
2.01.05.02.04	Taxes and landing fees	293,000	314,000
2.01.05.02.05	Advance ticket sales	878,000	1,207,000
2.01.05.02.06	Mileage program	778,000	770,000
2.01.05.02.07	Advances from customers	218,000	13,000
2.01.05.02.08	Other current liabilities	213,000	223,000
2.01.05.02.09	Derivatives	160,000	141,000
2.01.06	Provisions	192,000	207,000
2.02	Noncurrent liabilities	8,241,000	9,148,000
2.02.01	Long-term debt	7,031,000	7,908,000
2.02.02	Other non-current liabilities	314,000	331,000
2.02.02.02	Others	314,000	331,000
2.02.02.02.03	Mileage program	221,000	221,000
2.02.02.02.05	Taxes payable	39,000	39,000
2.02.02.02.06	Other non-current liabilities	54,000	71,000
2.02.03	Deferred taxes	239,000	245,000
2.02.03.01	Deferred income tax and social Contribution	239,000	245,000
2.02.04	Provisions	657,000	664,000
2.03	Equity	(3,572,000)	(4,323,000)
2.03.01	Capital stock	2,925,000	2,925,000
2.03.01.01	Capital stock	3,080,000	3,080,000
2.03.01.02	Share issuance costs	(155,000)	(155,000)
2.03.02	Capital reserves	183,000	179,000
2.03.02.01	Capital reserves	28,000	28,000
2.03.02.02	Capital reserves	71,000	71,000
2.03.02.05	Treasury shares	(22,000)	(23,000)
2.03.02.07	Share-based payments reserve	106,000	103,000
2.03.05	Accumulated losses	(7,459,000)	(8,162,000)
2.03.06	Other comprehensive income	499,000	511,000
2.03.06.01	Equity valuation adjustments	(191,000)	(179,000)
2.03.06.02	Gains on change in investment	690,000	690,000
2.03.09	Non-controlling interests	280,000	224,000

Consolidated Financial Information / Statements of Operations (In thousands of Brazilian Reais – R$)

		Current Year	Prior Year
Line code	Line item	01/01/2016 to 03/31/2016	01/01/2015 to 03/31/2015
3.01	Net revenue	2,713,000	2,506,000
3.01.01	Passenger	2,439,000	2,228,000
3.01.02	Cargo and other	274,000	278,000
3.02	Cost of sales and/or services	(2,099,000)	(1,963,000)
3.03	Gross profit	614,000	543,000
3.04	Operating expenses	(177,000)	(388,000)
3.04.01	Sales expenses	(199,000)	(206,000)
3.04.01.01	Marketing expenses	(199,000)	(206,000)
3.04.02	General and administrative expenses	(187,000)	(189,000)
3.04.04	Other operating income	213,000	8,000
3.04.06	Equity results	(4,000)	(1,000)
3.05	Income before financial expense, net and income taxes	437,000	155,000
3.06	Financial income (expense), net	386,000	(867,000)
3.06.01	Financial income	725,000	140,000
3.06.01.01	Financial income	72,000	140,000
3.06.01.02	Exchange rate variation, net	653,000	-
3.06.02	Financial expenses	(339,000)	(1,007,000)
3.06.02.01	Exchange rate variation, net	-	(774,000)
3.06.02.02	Financial expenses	(339,000)	(233,000)
3.07	Loss before income taxes	823,000	(712,000)
3.08	Tax expenses	(66,000)	39,000
3.08.01	Current income taxes	(63,000)	(85,000)
3.08.02	Deferred income taxes	(3,000)	124,000
3.09	Net loss from continuing operations	757,000	(673,000)
3.11	Net loss attributable to equity	757,000	(673,000)
3.11.01	Net loss attributable to equity holders of the parent	703,000	(705,000)
3.11.02	Net loss attributable to non-controlling interests	54,000	32,000
3.99	Income (loss) per share – (Reais/share)
3.99.01	Basic loss per share
3.99.01.01	Common	0.05800	(0.06200)
3.99.01.02	Preferred	2.03400	(2.37800)
3.99.02	Diluted loss per share
3.99.02.01	Common	0.05800	(0.06200)
3.99.02.02	Preferred	2.03400	(2.37900)

Consolidated Interim financial information / Statements of Comprehensive Loss (In thousands of Brazilian Reais – R$)

		Current Year	Prior Year
Line code	Line item	01/01/2016 to 03/31/2016	01/01/2015 to 03/31/2015
4.01	Net income (loss) for the period	757,000	(673,000)
4.02	Other comprehensive income (loss)	(12,000)	(39,000)
4.02.01	Cash flow hedges	(18,000)	(60,000)
4.02.02	Tax effect	6,000	21,000
4.03	Total comprehensive income (loss) for the period	745,000	(712,000)
4.03.01	Attributable to equity holders of the parent	691,000	(744,000)
4.03.02	Attributable to non-controlling parent interests	54,000	32,000

Consolidated Interim financial information / Statements of Cash Flows – Indirect Method (In thousands of Brazilian Reais – R$)

		Current Year	Prior Year
Line code	Line item	01/01/2016 to 03/31/2016	01/01/2015 to 03/31/2015
6.01	Net cash flows (used in) from operating activities	(175,000)	520,000
6.01.01	Cash flows from operating activities	(210,000)	1,216,000
6.01.01.01	Depreciation and amortization	115,000	100,000
6.01.01.02	Allowance for doubtful accounts	4,000	6,000
6.01.01.03	Provisions for legal proceedings	10,000	13,000
6.01.01.04	Provision (reversal) for inventory obsolescence	(31,000)	-
6.01.01.05	Deferred taxes	3,000	(125,000)
6.01.01.06	Share-based payments	3,000	3,000
6.01.01.07	Exchange and monetary variations, net	(561,000)	1,066,000
6.01.01.08	Interest on loans and financial lease	183,000	141,000
6.01.01.09	Unrealized hedge results, net	7,000	5,000
6.01.01.12	Write-off property, plant and equipment and intangible assets	51,000	4,000
6.01.01.13	Equity results	4,000	1,000
6.01.01.14	Provision for profit sharing	2,000	2,000
6.01.02	Changes assets and liabilities	(722,000)	(23,000)
6.01.02.01	Trade receivables	(55,000)	(102,000)
6.01.02.02	Short-term investments	(52,000)	251,000
6.01.02.03	Inventories	45,000	(24,000)
6.01.02.04	Deposits	(211,000)	(23,000)
6.01.02.05	Insurance and tax recoverable	17,000	-
6.01.02.06	Other assets (liabilities)	(62,000)	16,000
6.01.02.07	Suppliers	54,000	(8,000)
6.01.02.08	Advanced ticket sales	(329,000)	(189,000)
6.01.02.09	Derivatives	(4,000)	(52,000)
6.01.02.10	Advances from customers	205,000	91,000
6.01.02.11	Salaries, wages and benefits	(36,000)	34,000
6.01.02.12	Taxes and landing fees	(21,000)	(15,000)
6.01.02.13	Tax obligations	62,000	65,000
6.01.02.14	Provisions	(16,000)	32,000
6.01.02.15	Other Liabilities	(27,000)	8,000
6.01.02.16	Interest paid	(256,000)	(156,000)
6.01.02.17	Income tax paid	(44,000)	(23,000)
6.01.02.18	Mileage program	8,000	72,000
6.01.03	Others	757,000	(673,000)
6.01.03.01	Net income (loss) for the period	757,000	(673,000)
6.02	Net cash flows (used in) from investing activities	468,000	(268,000)
6.02.03	Restricted cash	322,000	(68,000)
6.02.04	Property, plant and equipment	(72,000)	(157,000)
6.02.05	Intangible assets	(7,000)	(9,000)
6.02.08	Advances for property, plant and equipment acquisition, net	207,000	(39,000)
6.02.09	Short-term investments	18,000	5,000

		Current Year	Prior Year
Line code	Line item	01/01/2016 to 03/31/2016	01/01/2015 to 03/31/2015
6.03	Net cash flows (used in) from financing activities	(388,000)	(68,000)
6.03.01	Loan funding, net of issuance costs	-	191,000
6.03.02	Loan payments	(252,000)	(172,000)
6.03.04	Capital increase	2,000	5,000
6.03.06	Finance lease payments	(140,000)	(92,000)
6.03.08	Dividend	2,000	-
6.04	Foreign exchange and monetary variations, net	(10,000)	(127,000)
6.05	Net increase in cash and cash equivalents	(105,000)	57,000
6.05.01	Cash and cash equivalents at beginning of the period	1,072,000	1,899,000
6.05.02	Cash and cash equivalents at end of the period	967,000	1,956,000

Consolidated Interim financial information / Statements of Changes in Equity From 01/01/2016 to 03/12/2016 (In thousands of Brazilian Reais – R$)

Line code	Line item	Capital Stock	Capital reserves, options granted and treasury shares	Accumu-lated losses	Other Comprehen- sive loss	Equity (deficit) attributable to equity holders of the parent	Non-controlling Interests	Total equity (deficit)
5.01	Opening balance	2,925,000	870,000	(8,162,000)	(179,000)	(4,546,000)	224,000	(4,322,000)
5.03	Adjusted balance	2,925,000	870,000	(8,162,000)	(179,000)	(4,546,000)	224,000	(4,322,000)
5.04	Stockholder’s capital transactions	-	3,000	-	-	3,000	2,000	5,000
5.04.06	Dividend distributed	-	-	-	-	-	2,000	2,000
5.04.08	Stock options	-	3,000	-	-	3,000	-	3,000
5.04.09	Capital increase for exercise of stock option	-	-	-	-	-	2,000	2,000
5.04.10	Gains on change in investment	-	-	-	-	-	(2,000)	(2,000)
5.05	Total comprehensive result	-	-	703,000	(12,000)	691,000	54,000	745,000
5.05.01	Net income for the period	-	-	703,000	-	703,000	54,000	757,000
5.05.02	Other comprehensive result	-	-	-	(12,000)	(12,000)	-	(12,000)
5.05.02.06	Other comprehensive results, net	-	-	-	(12,000)	(12,000)	-	(12,000)
5.07	Closing balance	2,925,000	873,000	(7,459,000)	(191,000)	(3,852,000)	280,000	(3,572,000)

Consolidated Interim financial information / Statements of Changes in Equity From 01/01/2015 to 03/31/2015 (In thousands of Brazilian Reais – R$)

Line code	Line item	Capital Stock	Capital reserves, options granted and treasury shares	Accumulated losses	Other Comprehensive loss	Consolidated Equity	Non-controlling Interests	Total consolidated equity
5.01	Opening balance	2,469,000	853,000	(3,701,000)	(139,000)	(518,000)	185,000	(333,000)
5.03	Adjusted balance	2,469,000	853,000	(3,701,000)	(139,000)	(518,000)	185,000	(333,000)
5.04	Stockholder’s capital transactions	-	5,000	-	-	5,000	3,000	8,000
5.04.08	Share-based payments	-	3,000	-	-	3,000	-	3,000
5.04.09	Stock options exercised	-	-	-	-	-	5,000	5,000
5.04.10	Gains on change on investment	-	2,000	-	-	2,000	(2,000)	-
5.05	Total comprehensive (loss) income	-	-	(705,000)	(40,000)	(745,000)	32,000	(713,000)
5.05.01	Net loss for the period	-	-	(705,000)	-	(705,000)	32,000	(673,000)
5.05.02	Other comprehensive income (loss)	-	-	-	(40,000)	(40,000)	-	(40,000)
5.05.02.06	Other comprehensive results, net	-	-	-	(40,000)	(40,000)	-	(40,000)
5.07	Closing balance	2,469,000	858,000	(4,406,000)	(179,000)	(1,258,000)	220,000	(1,038,000)

Consolidated Interim financial information / Statements of Value Added (In thousands of Brazilian Reais – R$)

		Current Year	Prior Year
Line code	Line item	01/01/2016 to 03/31/2016	01/01/2015 to 03/31/2015
7.01	Revenue	3,105,000	2,657,000
7.01.02	Other revenue	3,103,000	2,658,000
7.01.02.01	Passengers, cargo and other	2,890,000	2,650,000
7.01.02.02	Other operating income	213,000	8,000
7.01.04	Allowance for doubtful accounts	2,000	(1,000)
7.02	Acquired from third parties	(1,676,000)	(1,625,000)
7.02.02	Material, power, third-party services and other	(773,000)	(693,000)
7.02.04	Other	(903,000)	(932,000)
7.02.04.01	Suppliers of fuel and lubricants	(774,000)	(802,000)
7.02.04.02	Aircraft insurance	(8,000)	(6,000)
7.02.04.03	Sales and advertising	(121,000)	(124,000)
7.03	Gross value added	1,429,000	1,032,000
7.04	Retentions	(115,000)	(100,000)
7.04.01	Depreciation, amortization and exhaustion	(115,000)	(100,000)
7.05	Added value produced	1,314,000	932,000
7.06	Value added received in transfer	870,000	139,000
7.06.01	Equity in subsidiaries	(4,000)	(1,000)
7.06.02	Financial income	874,000	140,000
7.07	Total wealth for distribution	2,184,000	1,071,000
7.08	Wealth for distribution	2,184,000	1,071,000
7.08.01	Employees	415,000	384,000
7.08.01.01	Salaries	343,000	313,000
7.08.01.02	Benefits	45,000	45,000
7.08.01.03	F.G.T.S.	27,000	26,000
7.08.02	Taxes	216,000	137,000
7.08.02.01	Federal taxes	207,000	130,000
7.08.02.02	State taxes	8,000	7,000
7.08.02.03	Municipal taxes	1,000	-
7.08.03	Third-party capital remuneration	796,000	1,223,000
7.08.03.01	Interest	462,000	1,003,000
7.08.03.02	Rent	321,000	215,000
7.08.03.03	Other	13,000	5,000
7.08.03.03.01	Other	13,000	5,000
7.08.04	Capital remuneration	757,000	(673,000)
7.08.04.03	Loss for the period	703,000	(705,000)
7.08.04.04	Non-controlling interest	54,000	32,000

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)

1.  General information

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GLAI”) is a publicly-listed company established on March 12, 2004, in accordance with the Brazilian Corporate Laws. The Company is engaged in controlling its subsidiaries: (i) VRG Linhas Aéreas S.A. (“VRG”), which essentially explores (a) the regular and non-regular flight transportation services of passengers, cargo and mailbags, domestically or internationally, according to the concessions granted by the competent authorities; and (b) complementary activities of flight transport services provided in its bylaws; and (ii) Smiles S.A., which mainly operates (a) the development and management of its own or third party’s customer loyalty program, and (b) sale of redemption rights of awards related to the loyalty program.

Additionally, the Company is the direct parent Company of the wholly-owned subsidiaries GAC Inc. (“GAC”), Gol Finance (“Finance”), Gol LuxCo S.A. (“Gol LuxCo”), Gol Dominicana Lineas Aereas SAS (“Gol Dominicana”) and indirect parent Company of Webjet Linhas Aéreas S.A. ("Webjet").

The Company’s registered Office is at Praça Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

The Company’s shares are traded on BM&FBOVESPA and on the New York Stock Exchange (“NYSE”). The Company adopted Differentiated Corporate Governance Practices of Level 2 from BM&FBOVESPA and is included in the Special Corporate Governance Stock Index (“IGC”) and the Special Tag Along Stock Index (“ITAG”), which were created to identify companies committed to the differentiated corporate governance practices.

1.1 Short-term business plan

VRG has been significantly affected by the devaluation of the Brazilian currency, as the Company's costs denominated in U.S. dollars totaled approximately 50% in 2015, and revenues totaled approximately 10%. Although the U.S. dollar depreciated against the Brazilian real in the three-month period ended March 31, 2016. In addition, factors such as the downturn in Brazilian GDP (economic downturn), excessive industry overcapacity in the market and the worsening economic crisis that impacted the demand from corporate and government clients have been an adverse scenario to the Company's operations.

In this context, the Company reassessed its business plan and incorporated strategies that, once implemented, should be sufficient to ensure the continuity of the Company’s operations. Among the short-term strategies, we highlight four pillars to recover operating margin for 2016 and 2017, as well as to maintain the solvency.

(a) Liquidity initiatives: negotiations with customers and strategic suppliers to maintain short term liquidity, including agreements to postpone aircraft delivery over the next years, the advance airline tickets purchase agreement with Smiles and the renegotiation of maturity with suppliers and anticipation of customers receivable.

(b) The Company changed its flight route network in order to focus on profitable routes in operation. The change on the flight route network, which has already been approved by the regulators, is effective since May 2016.

(c) As a result of the changes of flight route network, the Company is also working on readjusting and reducing the number of aircraft in operation, which will result in a reduction in available seats, and align the supply and demand in the domestic market. The Company's forecast is to return at least 20 aircraft. These measures will lead to a substantial decrease in maintenance costs for the current fleet. These measures aim to readjust the Company's structure to sustainable levels.

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)

(d) Adjustment of indebtedness and leases with the purpose of reviewing the amounts related to lease agreements that are part of the Company's indebtedness. For the implementation of these initiatives, the Company hired Sky Works to review its lease agreements. Additionally, in the three-month period ended March 31, 2016, the Company early ended the financial lease agreements of 6 aircraft, converting in short- and medium term operating lease agreements, as described in Note 15.

It is highlight that, even with the business plan presenting actions that are likely to be implemented, the uncertain political and economic scenario in Brazil may impact the effectiveness of the expected return. Additionally, the high volatility of macroeconomic variables raises uncertainties that could compromise the generation of future results and the maintenance of the cash position.

The Company’s Management believes that the business plan prepared, submitted and approved by the Board of Directors on February 18, 2016 shows strong elements of the Company´s going concern. Management believes that its plans are feasible and that, once completed, should lead the Company to the level of strength required to respond more effectively the high volatility of the economic conditions and/or adverse events. Management believes that the non-implementation of these measures can compromise the profitability and solvency of the operation and thus reinforces its commitment to implement all the necessary measures to ensure the implementation of the plan and implement the necessary efforts to ensure the expected return.

2.  Approval and summary of significant accounting policies applied in preparing the interim financial information

The interim financial information - ITR were authorized for issuance at the Board of Directors’ meeting held on May 11, 2016.

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)

2.1. Basis of consolidation

The individual and consolidated interim financial information – ITR was prepared for the three-month period ended on March 31, 2016 in accordance with International Accounting Standards (“IAS”) 34, and with corresponding Brazilian technical pronouncements, CPC (21).

The consolidated interim financial information – ITR was prepared based on historical cost, except for certain financial assets and liabilities measured at fair value and investments measure through the equity method.

The individual and consolidated interim financial information – ITR do not include all the information and disclosure items required in the consolidated annual financial statements and, therefore, it must be read along with the individual and consolidated financial statements from the year ended December 31, 2015 and approved on March 28, 2016, which were prepared in accordance with Brazilian accounting practices and IFRS. There were no changes in accounting policies adopted during the period from December 31, 2015 to March 31, 2016, except for the adoption of new standards, amendments and interpretations described in Note 2.2. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet applicable.

The shareholder’s equity individual and consolidated interim financial information – ITR do not present differences on its composition, except in respect of the non-controlling interest in Smiles S.A., highlighted in the consolidated equity.

Entity	Date of constitution	Location	Operational activity	Type of control	% equity interest
					03/31/2016	12/31/2015
Extensions (*):
GAC	03/23/2006	Cayman Islands	Aircraft acquisition	Direct	100.0	100.0
Gol Finance	03/16/2006	Cayman Islands	Financial funding	Direct	100.0	100.0
Gol LuxCo	06/21/2013	Luxemburg	Financial funding	Direct	100.0	100.0
Subsidiaries:
VRG	04/09/2007	Brazil	Flight transportation	Direct	100.0	100.0
Webjet	08/01/2011	Brazil	-	Indirect	100.0	100.0
Smiles	06/10/2012	Brazil	Frequent flyer program	Direct	54.1	54.1
Gol Dominicana	02/28/2013	Dominican Republic	Pre-operational phase	Direct	100.0	100.0
Jointly controlled:
SCP Trip	04/27/2012	Brazil	Flight magazine	Indirect	60.0	60.0
Associate:
Netpoints	11/08/2013	Brazil	Frequent flyer program	Indirect	21.2	21.2

(*) The extensions are entities organized for the specific purpose of continuing the headquarter operation, or yet, present rights and/or obligations in order to supply the Company`s requirements. Besides, do not hold an independent management itself and do not have autonomy on taking decisions. These entities present the consolidated assets and liabilities side by side on the individual interim financial information.

2.2. New accounting estimates, changes and assumptions

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)

The following new standards, amendments and interpretations were issued by and can be applicable as of January 01, 2016, but had no material effect on the interim financial information from its adoption:

Amendments to IAS 16 and IAS 38 - Clarification of Acceptable Methods of Depreciation and Amortisation: The amendments are applicable prospectively for annual periods beginning on or after January 1, 2016;

Amendments to IAS 27 - Equity Method in Separate Financial Statements: The amendments are applicable prospectively for annual periods beginning on or after January 1, 2016;

Amendments to IFRS 10 and IAS 28 – Assets sales or contribution between an investor and an associate or joint venture: The amendments are applicable prospectively for annual periods beginning on January 01, 2016.

Annual improvements 2010-2014 cycle - Applicable for annual periods beginning on or after July 1, 2016:

IFRS 7 Financial Instruments - Disclosures: (i) clarifies that a servicing contract that includes a fee can constitute continuing involvement in a financial asset and (ii) the applicability of the amendments to IFRS 7 to condensed interim financial statements. This amendment must be applied retrospectively;

IAS 34 Interim Financial Reporting: This amendment must be applied retrospectively;

Amendments to IAS 1 - Disclosure Initiative: The amendments are applicable prospectively for annual periods beginning on or after January 1, 2016.

3.  Seasonality

The Company expects that revenues and profits from its flights reach the highest levels during the summer and winter vacation periods, in January and July, respectively, and during the last two weeks of December, during the season holidays. Given the high portion of fixed costs, this seasonality tends to result in fluctuations in our operational quarter-on-quarter income.

4.  Cash and cash equivalents

	Individual		Consolidated
	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Cash and bank deposits	162	370	378	629
Cash equivalents	6	17	589	443
	168	387	967	1,072

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)

The cash equivalents breakdown is as follows:

	Individual		Consolidated
	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Private bonds	5	17	312	208
Investment funds	1	-	277	235
	6	17	589	443

As of March 31, 2016, the cash equivalents were represented by private bonds (Bank Deposit Certificates - “CDBs”), buy-back transactions and time deposits paid at post fixed rates ranging between 74% and 103% (75% and 103% as of December 31, 2015) of the Interbank Deposit Certificate rate (“CDI”) on the onshore investments.

The investment funds classified as cash equivalents have high liquidity and, according to the Company assessment, are readily convertible to a known amount of cash with insignificant risk of changes in its value.

5.  Short-term investments

	Individual		Consolidated
	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Private bonds	160	195	161	197
Government bonds	-	-	9	11
Investment funds	-	-	265	284
	160	195	435	492

As of March 31, 2016, the private bonds were represented by CDBs and financial letters with first-rate financial institutions, paid at a weighted average rate of 115% (110% as of December 31, 2015) of the CDI rate on onshore investments and 69% of offshore investments.

Government bonds are represented primarily by government bonds LFT and NTN paid at a weighted average of 97% (98% as of December 31, 2015) of CDI rate.

Investment funds are represented primarily by private and government bonds paid at a weighted average of 90% (83% as of December 31, 2015) of the CDI rate.

6.  Restricted cash

	Individual		Consolidated
	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Margin deposits for hedge transactions (a)	-	-	63	101
Deposits in guarantee of letter of credit – Safra (b)	3	3	177	360
Escrow deposits – Bic Bank (c)	21	31	55	64
Escrow deposits - Leases (d)	-	-	115	159
Escrow deposits - Citibank (e)	-	49	-	49
Other bound deposits	1	-	3	2
	25	83	413	735

Current	-	59	-	59
Noncurrent	25	24	413	676

(a)   Denominated in U.S. dollars, remunerated by Libor rate (average remuneration of 0.5% p.a.).

(b)   For the quarter ended March 31, 2016, the Company settled the loan with Banco Safra and, consequently, withdrew the amount of R$116 related to the guarantee linked to such an operation. Additionally, the Company held the redemption of R$41 related to the settlement of Finimp operations (See note 17). The remaining amount is related to labor/legal guarantees and FINIMP agreements (See note 17).

(c)   The amount of R$21 (individual and consolidated) related to a contractual guarantee for STJs related to PIS and Cofins on interest attributable to shareholders’ equity paid to GLAI as described in Note 21b. The other amounts relate to guarantees of VRG letters of credit.

(d)   Related to a letter of credit for aircraft operating leases from VRG.

(e)   The amount held on December 31, 2015 is related to escrow deposits with Delta Air Lines Inc. (“Delta”) related to the term loan guarantee, as described in Note 17. On March 31, 2016, the Company did not exceed the contractual limits that would require them  obligation to make such deposit and therefore the balance was fully reclassified to cash equivalents item.

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)

7.  Trade receivables

	Consolidated
	03/31/2016	12/31/2015
Local currency
Credit card administrators	162	115
Travel agencies	227	248
Cargo agencies	33	32
Airline partners companies	20	22
Other (*)	61	53
	503	470
Foreign currency
Credit card administrators	21	33
Travel agencies	21	10
Airline partners companies	15	-
Cargo agencies	2	-
	59	43
	562	513

Allowance for doubtful accounts	(48)	(50)
Total trade receivables	514	463

(*) Related to an additional incentive from the commercial cooperation strategic partnership with Air France-KLM, to be received on June, 2016. For further information, see Note 11.6.

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)

The aging list of trade receivables is as follows:

	Consolidated
	03/31/2016	12/31/2015
Not yet due	454	420
Overdue until 30 days	12	14
Overdue 31 to 60 days	8	8
Overdue 61 to 90 days	10	3
Overdue 91 to 180 days	17	10
Overdue 181 to 360 days	19	21
Overdue above 360 days	42	37
	562	513

The changes in the allowance for doubtful accounts are as follows:

	Consolidated
	03/31/2016	12/31/2015
Balance at beginning of the period	(50)	(84)
Additions	(4)	(39)
Write off unrecoverable amounts	2	58
Recoveries	4	15
Balance at the end of the period	(48)	(50)

8.  Inventories

	Consolidated
	03/31/2016	12/31/2015
Consumables	37	29
Parts and maintenance materials	155	177
Others	5	5
Provision for obsolescence	(12)	(12)
	185	199

The changes in the provision for obsolescence are as follows:

	Consolidated
	03/31/2016	12/31/2015
Balances at the beginning of the year	(12)	(13)
Addition	-	(2)
Write-off and reversal	-	3
Balances at the end of the year	(12)	(12)

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)

9.  Deferred and recoverable taxes

9.1. Recoverable taxes

	Individual		Consolidated
	03/31/2016	12/31/2015	03/31/2016	12/31/2015
ICMS	-	-	7	1
Prepaid income taxes	23	23	54	79
Withholding income tax (IRRF)	1	-	9	7
PIS e COFINS	-	-	22	18
Withholding tax of public institutions	-	-	5	14
Value added tax – IVA	-	-	12	11
Others	-	-	5	1
Total	24	23	114	131

Current assests	8	6	42	58
Noncurrent assets	16	17	72	73

9.2. Deferred tax assets (liabilities) - Long term

	GLAI		VRG		Smiles		Consolidado
	03/31/2016	12/31/2015	03/31/2016	12/31/2015	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Income tax losses	5	5	-	-	-	-	5	5
Negative basis of social contribution	2	2	-	-	-	-	2	2
Temporary differences:
Mileage program	-	-	5	5	-	-	5	5
Allowance for doubtful accounts and other credits	-	-	15	14	-	-	15	14
Provision for losses on VRG’s acquisition	-	-	143	143	-	-	143	143
Provision for legal proceedings and tax liabilities	1	1	13	11	-	1	14	13
Aircraft return	-	-	39	40	-	-	39	40
Hedge accounting derivatives	-	-	98	92	-	-	98	92
Derivative transactions not settled	-	-	(6)	(5)	-	-	(6)	(5)
Tax benefit due to goodwill incorporation (*)	-	-	-	-	40	44	40	44
Flight rights	-	-	(353)	(353)	-	-	(353)	(353)
Depreciation of engines and parts for aircraft maintenance	-	-	(174)	(168)	-	-	(174)	(168)
Reversal of goodwill amortization on VRG acquisition (a)	-	-	(128)	(128)	-	-	(128)	(128)
Aircraft leases	-	-	71	75	-	-	71	75
Other (b)	-	-	38	29	32	28	94	83
Total deferred taxes, net	8	8	(239)	(245)	72	73	(135)	(138)

(a) Related to the tax benefit from the reverse merger of G.A. Smiles Participações S.A. by Smiles. Under the terms of the current tax legislation, the goodwill amortization for tax purposes will be a deductible expense on the taxable income calculation.

(b) The portion of taxes on Smiles unrealized profit in the amount of R$24 is registered directly in the consolidated column (R$27 as of December 31, 2015).

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)

The Company, VRG and Webjet have net operating losses carryforward, represented by income tax losses and negative basis of social contribution. The net operating losses carryforward have no expiration period, however, the compensation is limited to 30% of the annual taxable income. The unused balances of net operating losses carryforward are as follows:

	Individual		Direct controlled		Indirect controlled (Webjet)
	(GLAI)		(VRG)
	03/31/2016	12/31/2015	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Income tax losses	185	176	3,218	3,203	875	871
Negative basis of social contribution	185	176	3,218	3,203	875	871

The Company’s Management considers that the deferred assets recognized as of December 31, 2015 arising from temporary differences will be realized in connection with the deferred tax liabilities and future results.

The analysis of the realization of deferred taxes assets was prepared on a company basis as follows:

GLAI: the Company has tax credits of R$64, of which R$63 is related to net operating losses carryforward and R$1 is related to temporary differences, with realization supported by the long term plan of the Company. However, the Company assessed the projections of results and did not recognize the amount of R$56 related to credits from net operating losses carryforward.

VRG: VRG has tax credits on net operating losses carryforward of R$1,094. However, in view of recent events on the political scenario in Brazil, instability of the economic environment, constant fluctuations in the U.S. dollar exchange rate and other variables that significantly affect the projections of future results, as well as, the history of losses in recent years, the Company has reassessed the recognition of tax credits on net operating losses carryforward. Additionally, the Company analyzed the realization of deferred tax assets on temporary differences and limited the recognition based on the expected realization of deferred tax liabilities on temporary differences. As a result, the Company did not recognize the net amount of R$672 of deferred tax assets on temporary differences.

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)

The deferred tax credits recorded under “Other comprehensive income (loss)” that will affect taxable income only at the moment of its realization remain fully recorded in total equity.

Smiles: Smiles does not have net operating losses carryforward. The deferred tax credit is composed only by temporary differences which, according to the history and projections of taxable results, has an expectation of realization.

Webjet: the forecast did not present sufficient taxable income to be realized over future periods, and as a result, tax credits of R$297 has not been recorded.

The reconciliation of income taxes expense for the quarter ended March 31, 2016 and 2015 is as follows:

	Individual		Consolidated
	03/31/2016	03/31/2015	03/31/2016	03/31/2015
Loss before income taxes	703	(698)	823	(712)
Combined tax rate	34%	34%	34%	34%
Income tax credits at the combined tax rate	(239)	237	(280)	242
Adjustments to calculate the effective tax rate:
Equity results	110	(95)	(1)	-
Tax losses from wholly-owned subsidiaries	35	(16)	35	(16)
Nontaxable revenues (nondeductible expenses), net	-	(1)	38	(12)
Exchange variation on foreign investments	99	(132)	101	(173)
Benefit on tax losses and temporary differences	(5)	-	41	(2)
Income taxes expense	-	(7)	(66)	39

Current income taxes	-	(5)	(63)	(85)
Deferred income taxes	-	(2)	(3)	124
	-	(7)	(66)	39

10.    Deposits

	Individual		Consolidated
	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Judicial deposits (a)	34	31	360	329
Maintenance deposits (b)	-	-	332	261
Deposits in guarantee for lease agreements (c)	-	-	469	430
	34	31	1,161	1,020

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)

(a) Judicial deposits

Judicial deposits and blocked escrows represent guarantees of lawsuits related to tax, civil and labor claims deposited in escrow until the resolution of the related claims. Part of the blocked amount in escrow is related to civil and labor claims arising on the succession orders on claims against Varig S.A. and proceedings filed by employees that are not related to the Company or any related party (third-party claims). As the Company is not correctly classified as the defendant of these lawsuits, whenever such blockages occur, the exclusion of such is requested in order to release the resources. As of March 31, 2016 the blocked amounts regarding the Varig’ succession and the third-party lawsuits were R$95 and R$ R$70, respectively (R$92 and R$75 as of December 31, 2015, respectively).

(b) Maintenance deposits

The Company and its subsidiaries VRG and Webjet made deposits in U.S. dollars for maintenance of aircraft and engines that will be used in future events as set forth in some lease contracts.

The maintenance deposits do not exempt the Company and its subsidiaries, as lessee, neither from the contractual obligations relating to the maintenance of the aircraft nor from the risk associated with maintenance activities. The Company and its subsidiaries hold the right to select any of the maintenance service providers or to perform such services internally.

(c) Deposits in guarantee for lease agreements

As required by some lease agreements, the Company and its subsidiaries hold guarantee deposits in U.S. Dollars on behalf of the leasing companies, whose full refund occurs upon the contract expiration date.

11.   Transactions with related parties

11.1.   Loan agreements - Noncurrent assets and liabilities

Individual

The Company maintains loan agreements, assets and liabilities, with its subsidiary VRG without interest, maturity or guarantees prescribed, as set forth below:

	Asset		Liabilities
	03/31/2016	12/31/2015	03/31/2016	12/31/2015
GLAI with VRG	64	62	(1)	(1)
GAC with VRG	306	98	(24)	(26)
Gol LuxCo with VRG	1,049	723	-	-
	1,419	883	(25)	(27)

Additionally, the Parent Company holds loans between Gol LuxCo, Gol Finance and GAC:

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)

	Asset		Liabilities
	03/31/2016	12/31/2015	03/31/2016	12/31/2015
GAC with GLAI	3	3	138	151
GAC with Gol Finance	-	-	1,203	1,298
Gol LuxCo with GAC	1,189	1,419	-	-
Gol LuxCo with Gol Finance	709	795	780	880
	1,901	2,217	2,121	2,329

These transactions are eliminated by the Company, since the entities are offshore and are considered an extension of the Company’s operations.

11.2.       Transportation and consulting services

All the agreements related to transportation and consulting services are held by the Company’ subsidiary VRG. The related parties for these services are:

Breda Transportes e Serviços S.A. provides passenger and luggage transportation services between airports, and transportation of employees. The agreement expires on May 31, 2016 is renewable every 12 months for additional equal terms through an amendment instrument signed by the parties, annually adjusted based on the IGP-M fluctuation (General Market Price Index from Getulio Vargas Foundation).

Expresso União Ltda., to provide employees’ transportation. The agreement expires on August 01, 2016.

Pax Participações S.A., to provide consulting and advisory services. The agreement expires on April 30, 2016.

Vaud Participações S.A. to provide executive administration and management services, expires on October 01, 2016.

As of March 31, 2016, the subsidiary VRG recognized a total expense related to these services of R$4 (R$4 as of March 31, 2015). At the same date, the balance payable to related companies amounting to R$1 (R$2 as of December 31, 2015) are included in the balance of accounts payables and substantially refers to the payment to Breda Transportes e Serviços S.A..

11.3.         Contracts account opening UATP (“Universal Air Transportation Plan”) to grant credit limit

In September 2011, the subsidiary VRG entered into agreements with related parties Pássaro Azul Taxi Aéreo Ltda. and Viação Piracicabana Ltda., both with no expiration date, with the purpose of the issuance of credits to be used in the UATP (Universal Air Transportation Plan) system. The UATP account (virtual card) is accepted as a payment method on the purchase of airline tickets and related services, seeking to simplify the billing and facilitate the payment between participating companies.

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)

11.4.        Financing contract for engine maintenance

              The subsidiary VRG has a line of funding for engines maintenance services, which disbursement occurs through the issuance of Guaranteed Notes.  As of March 31, 2016, VRG holds two series of Guaranteed Notes for maintenance of engines, issued on February 14, 2014 and March 13, 2015, with a term of up to 3 years. Delta Airlines is the guarantor of such Guaranteed Notes.

On March 31, 2016, the balance of engine maintenance funding recorded as "short and long term debt" was R$91 (R$137 on December 31, 2015), as detailed in Note 17.

During the period ended March 31, 2016 the engine maintenance expenses conducted by Delta Air Lines was R$46 (R$72 as of March 31, 2015).

11.5.        Term Loan guarantee

On August 31, 2015, the Company, through its subsidiary Gol Luxco issued a term loan of US$300 million through Morgan Stanley, with a term of 5 years and effective interest rate of 6.5% p.a. The term loan has an the additional guarantee ("Backstop Guaranty") granted by Delta Air Lines. For additional information see Note 17..

11.6.        Financing contract for engine maintenance

On February 19, 2014, the Company signed an exclusive strategic partnership for long-term business cooperation with Airfrance-KLM with the purpose of the sales activities improvements and codeshare expansion and mileage programs benefits between the companies for the customers in the Brazilian and European market.

The agreement provides the incentive investment in the Company in the amount of R$112, which payment is divided in three installments: the first installments in the amount of R$74 was received on June 2014, the second, in the amount of R$18, was received on June 2015 and the third installments in the amount of R$2 will be received on June 2016. The agreement will mature within 5 years and the installments will be amortized monthly. On March 31, 2016, the company has deferred revenue in the amount of R$22 and R$43 recorded as “Other Liabilities” in the current and noncurrent liability, respectively (R$28 and R$49 as of December 31, 2015, in the current and noncurrent liability, respectively).

11.7.        Remuneration of key management personnel

	03/31/2016	03/31/2015
Salaries and benefits	7	5
Related taxes and charges	1	1
Share-based payments	3	2
	11	8

As of March 31, 2016 and 2015 the Company did not offer post-employment benefits, and there are no severance benefits or other long-term benefits for the Management or other employees.

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)

12.   Share-based payments

The Company holds two share-based payment plans offered to its management personnel: the Stock Option Plan and the Restricted Shares Plan. Both plans stimulate and promote the alignment of the Company’s goals, management and employees, mitigate the risks in value created for the Company resulting from the loss of their executives and strengthen the commitment and productivity of these executives to long-term results.

GLAI

a)  Stock option plan

The beneficiaries of the Company´s stock option plan are allowed to purchase the Company´s shares after 3 years from the grant date, with an exercise period of up to 10 years and an acquisition condition that the beneficiary maintains its employment relationship up to the end of this period.

For plans granted beginning 2010, 20% of the options become vested as from the first year, an additional 30% as from the second, and the remaining 50% as from the third year. All stock options may also be exercised within 10 years after the grant date. On all the stock options granted, the expected volatility of the options is based on the historical volatility of 252 working days of the Company’s shares traded on BM&FBOVESPA, and the fair value of the restricted shares granted was estimated on the grant date using the Black-Scholes pricing model, as follows:

	Stock Options Plan
Option year	Board meeting	Total options granted	Number of options outstan-ding as of 03/31/2016	Exercise price of the option (In Reais)	The fair value of the option at grant date (In Reais)	Estimate volatility of share price	Expected dividend	Risk-free rate return	Average remaining maturity (in years)
2007	12/31/2006	113,379	14,962	65.85	46.61	46.54%	0.98%	13.19%	1
2008	12/20/2007	190,296	41,749	45.46	29.27	40.95%	0.86%	11.18%	2
2009 (a)	02/04/2009	1,142,473	20,414	10.52	8.53	76.91%	-	12.66%	3
2010 (b)	02/02/2010	2,774,640	1,067,070	20.65	16.81	77.95%	2.73%	8.65%	4
2011	12/20/2010	2,722,444	901,061	27.83	16.07 (c)	44.55%	0.47%	10.25%	5
2012	10/19/2012	778,912	480,162	12.81	5.32 (d)	52.25%	2.26%	9.00%	7
2013	05/13/2013	802,296	553,053	12.76	6.54 (e)	46.91%	2.00%	7.50%	7
2014	08/12/2014	653,130	509,651	11.31	7.98 (f)	52.66%	3.27%	11.00%	8
2015	08/11/2015	1,930,844	1,520,423	9.35	3.37 (g)	55.57%	5.06%	13.25%	9
		11,108,414	5,108,545	18.62					6.62

a)    In April 2010 216,673 shares were granted in addition to the 2009 plan.

b)    In April 2010 additional options were approved totaling 101,894, referring to the 2010 plan.

c)    The fair value is calculated by the average value from R$16.92, R$16.11 and R$15.17 for the respective periods of vesting (2011, 2012 and 2013).

d)    The fair value is calculated by the average value from R$6.04, R$5.35 and R$4.56 for the respective periods of vesting (2012, 2013 and 2014).

e)    The fair value is calculated by the average value from R$7.34, R$6.58 and R$5.71 for the respective periods of vesting (2013, 2014 and 2015).

f)     The fair value is calculated by the average value from R$8.20, R$7.89 and R$7.85 for the respective periods of vesting (2014, 2015 and 2016).

g)    The fair value is calculated by the average value from R$3.60, R$3.30 and R$3.19 for the respective periods of vesting (2015, 2016 and 2017).

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)

The movement in stock options outstanding for the period ended March 31, 2016 is as follows:

	Total of stock options	Weighted average exercise price
Options outstanding as of December 31, 2015	5,359,460	16.35
Options cancelled and adjustments in estimated prescribed rights	(250,915)	14.62
Options outstanding as of March 31, 2016	5,108,545	18.62

Number of options exercisable as of December 31, 2015	4,079,448	18.43
Number of options exercisable as of March 31, 2016	5,108,545	18.62

b)  Restricted shares

Restricted shares
Year of the share	Date of the Board Meeting	Total shares granted	Number of restricted shares outstanding as of 03/31/2016	Fair value of the share at grant date (in Reais)
2013	05/13/2013	712,632	422,713	12.76
2014	08/13/2014	804,073	509,651	11.31
2015	04/30/2015	1,207,037	957,756	9.35
		2,723,742	1,890,119

The movement in the restricted shares for the period ended March 31, 2016 is as follows:

Total restricted shares
Restricted shares outstanding as of December 31, 2015	2,009,193
Restricted shares granted
Restricted shares transferred (*)	(31,649)
Restricted shares cancelled and adjustments in estimated expired rights	(87,425)
Restricted shares outstanding as of March 31, 2016	1,890,119

(*) The amount related to transferred shares is R$0.1.

Smiles

Smiles Stock Option Plan

Stock Options Plan
Option year	Board Meeting	Total options granted	Number of options outstanding as of 03/31/2016	Exercise price of the option (In Reais)	Fair value of the option at grant date (In Reais)	Estimate volatility of share price	Expected dividend yield	Risk-free return rate	Length of the option (in years)
2013	08/08/2013	1,058,043	138,868	21.70	4.25 (a)	36.35%	6.96%	7.40%	10
2014	02/04/2014	1,150,000	484,050	31.28	4.90 (b)	33.25%	10.67%	9.90%	10
		2,208,043	622,918

a)    The fair value calculated for the stock options was R$4.84, and R$4.20 for the vesting periods in 2013 and 2014, and R$3.73 for the vesting periods in 2015 and 2016.

b)    The fair value calculated for the stock options was R$4.35, R$4.63, R$4.90, R$5.15 and R$5.37 for the respective periods of vesting from 2014 to 2018.

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)

The movement of the stock options outstanding for the quarter ended March 31, 2016 is as follows:

	Total of stock options	Weighted average exercise price
Options outstanding as of December 31, 2015	786,918	29.59
Options exercised	(164,000)	19.36
Options outstanding as of March 31, 2016	622,918	29.14

For the quarter ended March 31, 2016 the Company recorded in equity a result from share-based payments of R$3 (R$3 for the quarter ended March, 2015), for the plans presented above, with a corresponding entry in profit or loss in Salaries.

13.Investments

The investments in foreign subsidiaries, GAC, Finance and Gol LuxCo were considered as an extension of the Company and are consolidated on a line by line basis on the individual company GLAI. Accordingly, only the subsidiaries Smiles, VRG and Gol Dominicana were considered as an investment.

The amount of consolidated investments is related to 21.2% of the working capital of Netpoints Fidelidade S.A., held by the subsidiary Smiles, and to SCP Trip investment, held by the subsidiary VRG, both registered as investments accounted under the equity method.

The change in investments during the quarter ended March 31, 2016 is as follows:

	Individual				Consolidated
	Gol Dominicana	VRG	Smiles	Total	Trip	Netpoints	Total

Relevant information of the Company’s subsidiaries as of March 31, 2016:
Total number of shares	-	4,619,138,156	123,070,277	-	-	60,492,408	-
Capital	9	3,911	179	-	1	64	-
Interest	100.0%	100.0%	54.1%	-	60.0%	21.2%	-
Total equity	(1)	(2,760)	610	-	5	(17)	-
Accumulated unrealized gains (a)	-	-	(46)	-	-	-	-
Adjusted equity (b)	(1)	(2,760)	282	-	2	(4)	-
Net (loss) income for the period	-	256	118	-	-	(19)	-
Unrealized gains for the period (a)	-	-	5	-	-	-	-
Net (loss) income for the period attributable to Company’s interest	-	256	69	-	-	(4)	-

Changes on investments:
Balance as of December 31, 2015	(1)	(2,986)	213	(2,774)	2	16	18
Equity results	-	256	69	325	-	(4)	(4)
Unrealized hedge losses	-	(13)	-	(13)	-	-	-
Amortization losses, net of sale leaseback (c)	-	(2)	-	(2)	-	-	-
Balance as of March 31, 2016	(1)	(2,745)	282	(2,464)	2	12	14

(a)     Refers to transactions related to revenue for redeeming miles for flight tickets for Smiles Program participants that, for consolidated Interim Financial Information purposes, only take place when the participants of the program are effectively transported by VRG.

(b)    The adjusted equity corresponds to the percentage of the equity less unrealized gains.

(c)     The subsidiary GAC has a net balance of deferred losses and gains on sale leaseback, whose deferral is subject to the payment of contractual installments made by its subsidiary VRG. Accordingly, the net balance to be deferred is essentially part of the net investment of the subsidiary VRG.

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)

14.   Results per share

Although there are differences between common and preferred shares in terms of voting rights and priority in case of liquidation, the Company’s preferred shares are not entitled to receive any fixed dividends. The preferred stockholders are entitled to receive dividends per share in the same amount (35 times) of the dividends per share paid to common stockholders. Therefore, the Company understands that, substantially, there is no difference between the preferred shares and common shares, and accordingly, basic and diluted result per share is calculated using the same method for both shares.

Basic results per share is calculated by dividing the net profit attributable to controlling shareholders by the weighted average number of all classes of shares outstanding during the period.

Diluted result per share is calculated by the weighted average number of outstanding shares, in order to assume the conversion of all potential dilutive shares. Diluted result per share is calculated based on considering the instruments that may have a potential dilutive effect in the future, such as share-based payment instruments, described in Note 12. However, due to the options being below the market value (out of money) these instruments issued have an anti-dilutive effect and, therefore, are not considered in the weighted average number of outstanding shares for the computation of diluted result per share.

	Individual and consolidated
	03/31/2016		03/31/2015
	Common	Preferred	Common	Preferred
Numerator
Net income (loss) for the year attributable to equity holders of the parent	292	411	(342)	(362)

Denominator
Weighted average number of outstanding shares (in thousands) *	5,035,037	201,887	5,539,261	152,403
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands) *	5,035,037	201,887	5,539,261	152,403

Basic income (loss) per share – In Reais	0.058	2.034	(0.062)	(2.378)
Diluted income (loss) per share – In Reais	0.058	2.034	(0.062)	(2.379)

(*) The weighted average considers the split of common shares approved at the Extraordinary Shareholders Meeting held on March 23, 2015, in accordance with IAS 33. Earnings per share presented herein reflects the economic rights of each class of shares.

15.   Property, plant and equipment

Individual

The balance corresponds to advances for acquisition of aircraft and are related to prepayments made based on the contracts with Boeing Company to acquire 13 aircraft of model 737-800 Next Generation (15 aircraft as of December 31, 2015) and 109 aircraft of model 737-MAX (109 aircraft as of December 31, 2015) in the amount of R$322 (R$556 as of December 31, 2015) and the right to the residual value of aircraft in the amount of R$369 (R$427 as of December 31, 2015), both held by the subsidiary GAC.

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)

Consolidated

	03/31/2016				12/31/2015
	Weighted anual depreciation rate	Cost	Accumulated depreciation	Net amount	Net amount
Flight equipment
Aircraft under finance leasing (a)	5.5%	2,521	(877)	1,644	2,082
Sets of replacement parts and spares engines	5.5%	1,207	(394)	813	824
Aircraft reconfigurations/overhauling	14.0%	1,748	(1,021)	727	611
Aircraft and safety equipment	20.0%	1	-	1	1
Tools	10.0%	27	(14)	13	13
		5,504	(2,306)	3,198	3,531

Impairment losses (b)	-	(29)	-	(29)	(29)
		5,475	(2,306)	3,169	3,502

Property, plant and equipment in use
Vehicles	20.0%	11	(9)	2	2
Machinery and equipment	10.0%	56	(32)	24	24
Furniture and fixtures	10.0%	22	(15)	7	8
Computers and peripherals	20.0%	40	(32)	8	9
Communication equipment	10.0%	3	(2)	1	1
Facilities	10.0%	5	(4)	1	-
Maintenance center - Confins	10.0%	107	(61)	46	50
Leasehold improvements	20.0%	60	(47)	13	15
Construction in progress	-	14	-	14	22
		318	(202)	116	131
		5,793	(2,508)	3,285	3,633

Advances for aircraft acquisition	-	417	-	417	624

		6,210	(2,508)	3,702	4,257

(a)   The Company change the lessors to 6 contracts classified as finance leases in the quarter ended March 31, 2016. While the Company will continue to maintain these aircraft in the fleet, factors such as the change of lessors, the new established contractual terms and mainly the reduction of contractual terms characterize such contracts, according to IAS17 and CPC06, as new contracts. As a result, from February 11, 2016, these aircraft are now classified as operating leases and the related payments are now recorded under costs of "aircraft leasing".

(b)   Refers to provisions recorded by the Company in order to present its assets according to the potential of monetary benefit generation.

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)

During the quarter ended March 31, 2016, the Company reviewed the useful life of its assets and, as a result, made the following changes:

	From	To
Aircraft under finance leasing	4.0%	5.5%
Sets of replacement parts and spares engines	4.0%	5.5%
Aircraft reconfigurations/overhauling	30.0%	14.0%

Due to this change, the Company presented a decrease on depreciation expenses for the quarter ended March 31, 2016 of approximately R$7. The Company also estimates a decrease of depreciation expenses for the next nine months of 2016 by approximately R$17.

Such adjustments were made by technical analysis and are intended to reflect the Company's current perspective for the use of its assets.

Changes in property, plant and equipment balances are as follows:

	Property, plant and equipment under finance lease	Other flight equipment	Advances for acquisition of property, plant and equipment	Others	Total
As of December 31, 2015	2,082	1,420	624	131	4,257
Additions	-	127	167	5	299
Disposals	(371)	-	(374)	-	(745)
Depreciation	(22)	(79)	-	(8)	(109)
Transfers	(45)	57	-	(12)	-
As of March 31, 2016	1,644	1,525	417	116	3,702

16.   Intangible assets

	Goodwill	Airport operating licenses	Software	Total
Balance as of December 31, 2015	542	1.039	134	1.715
Additions	-	-	7	7
Amortizations	-	-	(6)	(6)
Balance as of March 31, 2016	542	1.039	135	1.716

17.   Short and long-term debt

	Maturity of the contract	Interest rate	Individual		Consolidated
			03/31/2016	12/31/2015	03/31/2016	12/31/2015
Short-term debt
Local currency:
BNDES – Direct (a)	Jul 2017	TJLP+1.40% p.a.	-	-	3	3
Debentures VI (b)	Sep 2018	132% from DI	-	-	102	125
Safra (c)	May 2018	128% from DI	-	-	33	34
Safra K-giro (d)	Mar 2016	111% from DI	-	-	-	116
Interest	-	-	-	-	-	22
Foreign currency (in US$):
J.P. Morgan (e)	Mar 2018	1.09% p.a.	-	-	48	72
Finimp (f)	Fev 2017	3.82% p.a.	-	-	271	389
Engine Facility (Cacib) (g)	Jun 2021	Libor 3m+2.25% p.a.	-	-	20	21
Interest accrued	-	-	62	128	62	127
			62	128	539	909
Financial leases	Jul 2025	4.97% p.a.	-	-	298	488
Total short-term debt			62	128	837	1,397

Long-term debt
Local currency:
BNDES – Direct (a)	Jul 2017	TJLP+1.40% p.a.	-	-	1	2
Debêntures VI (b)	Sep 2019	132% from CDI	-	-	927	926
Safra (c)	May 2018	128% from CDI	-	-	54	50
Foreign currency (in US$):			-	-	-	-
J.P. Morgan (e)			-	-	43	65
Engine Facility (Cacib) (g)	Mar 2018	1.09% p.a.	-	-	189	213
Senior bond I (h)	Jun 2021	Libor 3m+2.25% p.a.	239	322	239	322
Senior bond II (i)	Apr 2017	7.63% p.a.	617	617	617	617
Senior bond III (j)	Jul 2020	9.65% p.a.	125	137	116	128
Senior bond IV (k)	Jan 2022	11.30% p.a.	1,141	1,252	1,141	1,252
Perpetual bond (l)	-	8.75% p.a.	712	781	636	699
Term loan (m)	Aug 2020	6.70% p.a.	1,028	1,130	1,028	1,129
			3,862	4,239	4,991	5,403
Financial lease	Jul 2025	4.97% p.a.	-	-	2,040	2,505
Total long-term debt			3,862	4,239	7,031	7,908

Total			3,924	4,367	7,868	9,305

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)

(a)     Credit line obtained on June 27, 2012 for the expansion of the aircraft maintenance center.

(b)    Full early settlement of debentures from VRG on September 30, 2015, repaid with funds raised through issuance of Debentures VI.

(c)     Credit line from Webjet.

(d)    Working capital loan raised by VRG with Safra.

(e)     Issuance of 3 series of Guaranteed Notes to finance engine maintenance. For further information, see Note 11.4.

(f)     Credit line with Banco do Brasil and Safra of import financing for purchase of spare parts and aircraft equipment.

(g)    Credit line raised on September 30, 2014 with Credit Agricole.

(h)    Issuance of bonds by Gol Finance on March 22, 2007, which was used on pre-payments of financing for purchase of aircraft.

(i)     Issuance of bonds by Gol Finance on July 13, 2010 in order to repay debts held by the Company.

(j)     Issuance of bonds by VRG on February 7, 2013 in order to finance the repayment of debts. The total amount of bonds was transferred to Gol LuxCo, along with the financial investments acquired on the date of issuance, and a portion of the loan was prepaid.

(k)     Issuance of bonds by Gol LuxCo on September 24, 2014 in order to finance the repurchase of the Senior Bonds I, II and III.

(l)     Issuance of bonds by Gol Finance on April 05, 2006 to finance aircraft purchase and repayment of loans.

(m)    Issuance of term loan by Gol LuxCo on August 31, 2015 in order to finance the acquisition of aircraft and repayment of loans, with third party guarantee from Delta.

The total debt includes debt issuance costs of R$100 (R$106 as of December 31, 2015), which will be amortized over the maturity of the related debt.

The maturities of long-term debt as of March 31, 2016 are as follows:

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)
	2017	2018	2019	2020	Thereafter	Without maturity date	Total
Individual
Foreign currency (US$):
Senior Bonds I	239	-	-	-	-	-	239
Senior Bonds II	-	-	-	617	-	-	617
Senior Bonds III	-	-	-	-	125	-	125
Senior Bonds IV	-	-	-	-	1,141	-	1,141
Perpetual Bonds	-	-	-	-	-	712	712
Term Loan	-	-	-	1,028	-	-	1,028
Total	239	-	-	1,645	1,266	712	3,862

Consolidated
Local currency:
BNDES	1	-	-	-	-	-	1
Debentures VI	150	400	377	-	-	-	927
Safra	33	21	-	-	-	-	54
Foreign currency (US$):
J.P. Morgan	31	12	-	-	-	-	43
Engine Facility (Cacib)	21	21	21	21	105	-	189
Senior Bonds I	239	-	-	-	-	-	239
Senior Bonds II	-	-	-	617	-	-	617
Senior Bonds III	-	-	-	-	116	-	116
Senior Bonds IV	-	-	-	-	1,141	-	1,141
Perpetual Bonds	-	-	-	-	-	636	636
Term loan	-	-	-	1,028	-	-	1,028
Total	475	454	398	1,666	1,362	636	4,991

The fair value of senior and perpetual bonds as of March 31, 2016 is as follows:

	Individual		Consolidated
	Book value	Fair value	Book value	Fair value
Senior bonds	2,122	898	2,113	898
Perpetual bonds	712	219	636	196

Senior and Perpetual Bonds’ fair values are obtained through the current market quotations.

17.1.         Covenants

Long-term debt (excluding perpetual bonds and finance leases) in the total amount of R$4,355 as of March 31, 2016 (R$4,704 as of December 31, 2015), have restrictive covenants, including but not limited to those that require the Company to maintain the liquidity requirements and the coverage of expenses with interest.

The Company has restrictive covenants on the Term Loan and Debentures VI with the following financial institutions: Bradesco and Banco do Brasil, with semi-annual measurements. The restrictive covenants are: (i) net debt/EBITDAR below 7.76, and (ii) debt coverage ratio of at least 1.56. The next measurement will occur until June 30, 2016. The Company performs continuous monitoring in order to identify potential events that may affect the restrictive clauses.

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)

17.2.          New loans in the period ended in March 31, 2016

During the quarter the Company raised new loans as described below:

Import financing (Finimp): The Company, through its subsidiary VRG, re-negotiated the agreements maturity from operations that are part of a line of credit that the Company mantains for import financing, in order to purchase spare parts and equipment for aircraft. Funding operations are as follows:

Original	Financial institution	Principal Amount		Interest	New maturity
Raising date		(US$)	(R$)	rate (p.a.)	date
03/09/2015	Banco do Brasil	5	17	4.20%	02/11/2017
05/18/2015	Banco do Brasil	9	31	4.19%	02/01/2017
10/31/2015	Banco do Brasil	5	19	4.45%	01/16/2017

In the quarter ended March 31, 2016, the Company paid the amount of R$94 relating to the Finimp operations.

Other loans and financing have not suffered contractual changes during the quarter ended March 31, 2016.

17.3.         Finance leases

The future payments of finance agreements indexed to U.S. Dollar are detailed as follows:

	Consolidated
	03/31/2016	12/31/2015
2016	371	629
2017	451	560
2018	449	550
2019	426	461
2020	307	329
Thereafter	783	862
Total minimum lease payments	2,787	3.391
Less total interest	(449)	(398)
Present value of minimum lease payments	2,338	2.993
Less current portion	(298)	(488)
Noncurrent portion	2,040	2.505

The discount rate used to calculate the present value of the minimum lease payments was 4.43% as of March 31, 2016 (4.91% as of December 31, 2015). There are no significant differences between the present value of minimum lease payments and the fair value of these financial liabilities.

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)

The Company extended the maturity date of the financing for some of its aircraft leased for 15 years using the SOAR framework (mechanism for extending financing amortization and repayment), which enables the performance of calculated withdrawals to be settled at the end of the lease agreement. As of March 31, 2016, the amounts of withdrawals for the repayment at maturity date of the lease agreements totaled R$309 (R$277 as of December 31, 2015).

18.Taxes payable

	Consolidated
	03/31/2016	12/31/2015
PIS e COFINS	73	76
ICMS installments (Refis)	1	1
Withholding income tax on salaries	23	28
ICMS	42	39
Tax on import	4	4
IRPJ and CSLL payable	25	-
Others	7	10
	175	158

Current	136	119
Noncurrent	39	39

19.Advance ticket sales

As of March 31, 2016, the balance of transport to perform classified in current liabilities was R$878 (R$1,207 as of December 31, 2015) and is represented by 3,567,330 tickets sold and not yet used (4,464,876 as of December 31, 2015) with an average use of 58 days (36 days as of December 31, 2014).

20.Mileage program

As of March 31, 2016, the balance of Smiles loyalty program deferred revenue was R$778 (R$770 as of December 31, 2015) and R$221 (R$221 as of December 31, 2015) classified in the current and noncurrent liabilities, respectively, and the number of outstanding miles as of March 31, 2016 amounted to 42,831,878,304 (44,424,598,123 as of December 31, 2015).

21.Provisions

	Insurance provision	Provision for aircraft and engine return (a)	Provision for legal proceedings (b)	Total
Balances on December 31, 2015	1	726	144	871
Additional provisions recognized	1	50	10	61
Utilized provisions	(1)	(15)	1	(15)
Foreign exchange variation	-	(68)	-	(68)
Balances on March 31, 2016	1	693	155	849

As of December 31, 2015
Current	1	206	-	207
Noncurrent	-	520	144	664
	-	726	144	871

As of March 31, 2016
Current	1	191	-	192
Noncurrent	-	502	155	657
	1	693	155	849

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)

(a)   Provision for aircraft and engines return

The provision for aircraft and engine return considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure the aircraft without purchase option, as described in the return conditions of the lease contracts, and which is capitalized in property, plant and equipment (aircraft reconfigurations/overhauling).

(b)   Provision for legal proceedings

As of March 31, 2016 the Company and its subsidiaries are facing to 26,101 (8,656 labor and 17,445 civil) lawsuits and administrative proceedings. The lawsuits and administrative proceedings are classified into Operational (those arising from the Company’s normal course of operations), and Succession (those arising from the succession of former Varig S.A. obligations).

Under this classification, the number of proceedings is as follows:

	Operational	Succession	Total
Civil lawsuits	15,622	226	15,848
Civil proceedings	1,596	1	1,597
Labor lawsuits	5,512	2,926	8,438
Labor proceedings	216	2	218
	22,946	3,155	26,101

The civil lawsuits are primarily related to compensation claims generally related to flight delays and cancellations, baggage loss and damage. The labor claims primarily consist of discussions related to overtime, hazard pay, and wage differences.

The provisions related to civil and labor suits, whose likelihood of loss is assessed as probable are as follows:

	03/31/2016	12/31/2015
Civil	74	70
Labor	81	74
	155	144

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)

Provisions are reviewed based on the progress of the proceedings and history of losses based on the best current estimate for labor and civil lawsuits.

There are other civil and labor lawsuits assessed by management and its legal counsel as possible risk of loss, in the estimated amount as of March 31, 2016 of R$30 for civil claims and R$58 for labor claims (R$22 and R$54 as of December 31, 2015 respectively), for which no provisions are recognized.

The tax lawsuits below were evaluated by the Company’s management and its legal counsels as being relevant and with possible risk of loss as of March 31, 2016:

•         GLAI is discussing the non-incidence of taxation of PIS and COFINS on revenues generated by the interest attributable to shareholders’ equity in the amount of R$51  related to the years from 2006 to 2008, paid by its subsidiary GTA Transportes Aéreos S.A., succeeded by VRG on September 25, 2008. According to the opinion of the Company’s legal counsel and based on the jurisprudence occurred in recent events, the Company classified this case as possible loss, without a provision registered for the related amount. Additionally, the Company maintains escrow deposits with Bic Banco with a partial guarantee on the lawsuit of R$20 as disclosed in Note 6.

•         Tax on Services (ISS), the amount of R$18 (R$17 as of December 31, 2015) arising from assessment notices issued by the Municipality of São Paulo against the Company, in the period from January 2007 to December 2010 regarding a possible ISS taxation on partnerships. The classification of the possible risk of loss is a result from the matters under discussion and are interpretative, and involves discussions of factual and evidential materials, and has no final positioning of the Superior Courts.

•         Customs Penalty in the amount of R$41 (R$18 as of December 31, 2015) relating to assessment notices issued against the Company for alleged breach of customs rules regarding procedures for temporary import of aircraft. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

•         BSSF goodwill (BSSF Air Holdings), in the amount of R$46 (R$45 as of December 31, 2015) related to infraction notices due to the deductibility of the goodwill allocated to future profitability. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

•         VRG’s goodwill in the amount of R$67 (R$66 as of December 31, 2015) resulted from assessment notice related to the deductibility of the goodwill classified as future profitability. The classification of possible risk of loss arises from the absence of a final opinion from the Superior Courts.

•         ICMS in the amount of R$20 (R$20 as of December 31, 2015) from assessment notice issued for alleged understated (or incomplete declaration) amounts related to air transportation revenue to the tax authorities of the State of Ceará in from 2010 and 2011.

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)

•         Tax on Industrialized Products (IPI): supposedly levied on the importation of aircraft in the amount of R$104 (R$101 as of December 31, 2015).

There are other lawsuits considered by the Company’s Management and its legal counsels as possible risk, in the estimated amount of R$37 (R$58 as of December 31, 2015) which added to the lawsuits mentioned above, totaled R$384 (R$364 as of December 31, 2015).

22.Equity

22.1.    Capital stock

As of March 31, 2016, the Company’s capital stock was R$3,080 and represented by 5,238,421,108 shares, comprised by 5,035,037,140 common shares and 203,383,968 preferred shares. The Fundo de Investimento em Participações Volluto (“Fundo Volluto”) is the Company’s controlling shareholder, which is equally controlled by Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

The Company’s shares are held as follows:

	03/31/2016			12/31/2015
	Common	Preferred	Common	Preferred	Common	Preferred
Fundo Volluto	100.00%	33.88%	61.28%	100.00%	33.88%	61.28%
Delta Airlines, Inc.	-	16.19%	9.48%	-	16.19%	9.48%
Treasury shares	-	0.74%	0.43%	-	0.75%	0.44%
Other	-	1.06%	0.62%	-	1.05%	0.61%
Free float	-	48.13%	28.19%	-	48.13%	28.19%
	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized capital stock was R$4 billion, as of March 31, 2016. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its by-laws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase, the Board of Directors will define the issuance conditions, including pricing and payment terms.

22.2.     Dividends

The Company’s by-laws provide for a mandatory minimum dividend to be paid to common and preferred shareholders, at least 25% of annual adjusted net income after allocation to reserves in accordance with the Brazilian Corporate Law.

22.3.     Treasury shares

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)

During the quarter ended March 31, 2016, the Company transferred 31,649 restricted shares to its beneficiaries (19,093 restricted shares on quarter ended March 31, 2015).

As of March 31, 2016, the Company had 1,495,120 treasury shares, totaling R$23, with a market value of R$4 (1,526,769 treasury shares, totaling R$23 with a market value of R$4 as of December 31, 2015).

22.4.    Share-based payments

As of March 31, 2016, the balance of share-based payments reserve was R$106 (R$103 as of December 31, 2015).

22.5.    Other comprehensive income (loss)

The fair value measurement of financial instruments designated as cash flow hedges is recognized in “Other comprehensive income (loss)”, net of tax effects. The balance as of March 31, 2016 corresponds to a net loss of R$191 (net loss of R$179 as of December 31, 2015).

22.6.     Share issuance costs

As of March 31, 2016 and December 31, 2015, the balance of share issuance costs was R$42 on the individual and R$155 on consolidated

23.Revenue

	Consolidated
	03/31/2016	03/31/2015
Passenger transportation	2,428	2,321
Cargo	75	72
Miles revenue	144	85
Other revenue (*)	237	173
Gross revenue	2,884	2,651

Related tax	(171)	(145)
Net revenue	2,713	2,506

(*) Includes revenues from unused passenger tickets, reissued tickets and cancellation of flight tickets of R$64 (R$61 as of March, 31 2015).

The revenues are net of federal, state and municipal taxes, which are paid and transferred to the appropriate government entities.

Revenue by geographical location is as follows:

	Consolidated
	03/31/2016%		03/31/2015%
Domestic	2,209	81.4	2,226	88.8
International	504	18.6	280	11.2
Net revenue	2,713	100.0	2,506	100.0

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)

24.     Costs of services, administrative and selling expenses

24.1.        Individual

	03/31/2016%		03/31/2015%
Salaries (a)	(1)	(0.5)	(2)	(40.0)
Services rendered	(1)	(0.5)	(1)	(20.0)
Sale-leaseback transactions (b)	213	101.5	8	160.0
Other operating expenses	(1)	(0.5)	-	-
	210	100.0	5	100,0

24.2.        Consolidated

	Consolidated
	03/31/2016
	Cost of services	Selling expenses	Administrative expenses	Other operating income	Total	%
Salaries (a)	(324)	(10)	(80)	-	(414)	18.3
Aircraft fuel	(757)	-	-	-	(757)	33.3
Aircraft rent	(324)	-	-	-	(324)	14.3
Aircraft insurance	(8)	-	-	-	(8)	0.4
Maintenance materials and repairs	(128)	-	-	-	(128)	5.6
Aircraft traffic and mileage services	(148)	(63)	(60)	-	(271)	12.0
Sales and marketing	-	(119)	-	-	(119)	5.2
Landing fees	(189)	-	-	-	(189)	8.4
Depreciation and amortization	(115)	-	-	-	(115)	5.1
Sale-leaseback transactions (b)	-	-	-	213	213	(9.4)
Other, net	(106)	(7)	(47)	-	(160)	6.8
	(2,099)	(199)	(187)	213	(2,272)	100.0

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)
	Consolidated
	03/31/2015
	Cost of services	Selling expenses	Administrative expenses	Other operating income	Total	%
Salaries (a)	(339)	(16)	(57)	-	(412)	17.5
Aircraft fuel	(787)	-	-	-	(787)	33.5
Aircraft rent	(215)	-	-	-	(215)	9.1
Aircraft insurance	(6)	-	-	-	(6)	0.3
Maintenance materials and repairs	(147)	-	-	-	(147)	6.2
Aircraft traffic and mileage services	(103)	(51)	(78)	-	(232)	9.9
Sales and marketing	-	(124)	-	-	(124)	5.3
Landing fees	(169)	-	-	-	(169)	7.2
Depreciation and amortization	(81)	-	(19)	-	(100)	4.3
Sale-leaseback transactions (b)	-	-	-	8	8	(0.4)
Other, net	(116)	(15)	(35)	-	(166)	7.1
	(1,963)	(206)	(189)	8	(2,350)	100.0

(a)     The Company recognizes the cost of the Audit Committee and Board of Directors in "Salaries".

(b)    During the quarter ended March 31, 2016, the amount of R$213 (R$ 8 on March 31, 2015) is composed of the gain recognized in full respect of 8 aircraft, including 6 aircraft were renegotiated as Note 15, 1 aircraft received in sale-leaseback transaction, and 1 trading aircraft sales (1 aircraft sale-leaseback transactions for the quarter ended March 31, 2015).

25.Financial income (expense)

	Individual		Consolidated
	03/31/2016	03/31/2015	03/31/2016	03/31/2015
Financial income
Income from derivatives	-	2	17	77
Income from short-term investments and investment funds	2	-	54	57
Monetary variation	1	1	3	3
Taxes on financial income (*)	-	-	(6)	-
Other	20	-	4	3
	23	3	72	140
Financial expenses
Losses from derivatives	-	-	(64)	(9)
Interest on short and long-term debt	(90)	(53)	(238)	(173)
Bank charges and expenses	(3)	(2)	(9)	(11)
Losses with financial investments and funds	-	-	-	(26)
Other	(2)	(1)	(27)	(13)
	(95)	(56)	(339)	(233)

Exchange rate variation, net	240	(371)	653	(774)

Total	168	(424)	386	(867)

(*) Relative to taxes on financial income (PIS and COFINS), according to the Decree nº8,426 from April 1, 2015.

26. Operating segments

Operating segments are defined as business activities from which it may earn revenues and incur expenses, which operating results are regularly reviewed by the relevant decision makers to evaluate performance and allocate resources to the segments. The Company holds two operating segments: the flight transportation and the Smiles loyalty program.

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)

The accounting policies of the operating segments are the same as those applied to the consolidated financial statements. Additionally, the Company has distinct natures between the two reportable segments, so there are no common costs and revenues between operating segments.

The Company is the controlling shareholder of Smiles, and the non-controlling interest of Smiles was 45.9% and 45.8% as of March 31, 2016 and 2015, respectively.

The information below presents the summarized financial position related to reportable segments as of March 31, 2016 and 2015:

26.1.        Assets and liabilities of the operating segment

	03/31/2016
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	1,516	1,504	3,020	(682)	2,338
Noncurrent	7,135	527	7,662	(456)	7,206
Total assets	8,651	2,031	10,682	(1,138)	9,544

Liabilities
Current	4,649	1,199	5,848	(973)	4,875
Noncurrent	7,854	222	8,076	165	8,241
Total equity (deficit)	(3,852)	610	(3,242)	(330)	(3,572)
Total liabilities and equity	8,651	2,031	10,682	(1,138)	9,544

	12/31/2015
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	1,717	1,447	3,164	(702)	2,462
Noncurrent	7,850	218	8,068	(161)	7,907
Total assets	9,567	1,665	11,232	(863)	10,369

Liabilities
Current	5,324	954	6,278	(734)	5,544
Noncurrent	8,789	223	9,012	136	9,148
Total equity (deficit)	(4,546)	488	(4,058)	(265)	(4,323)
Total liabilities and equity	9,567	1,665	11,232	(863)	10,369

26.2.         Income and expenses of the operational segment

	03/31/2016
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Net revenue
Passenger (a)	2,353	-	2,353	86	2,439
Cargo and other (a)	177	102	279	(88)	191
Miles revenue (a)	-	249	249	(166)	83
Costs (b)	(2,050)	(190)	(2,240)	152	(2,088)
Gross profit	480	161	641	(16)	625

Operating (expenses)
Sales and marketing	(203)	(18)	(221)	22	(199)
Administrative expenses	(185)	(14)	(199)	1	(198)
Other operating income, net	213	-	213	-	213
	(175)	(32)	(207)	23	(184)

Equity results	69	(4)	65	(69)	(4)

Finance results
Financial income	48	50	98	(26)	72
Financial expense	(365)	-	(365)	26	(339)
Exchange rate changes, net	646	7	653	-	653
	329	57	386	-	386

Income (loss) before income tax	703	182	885	(62)	823

Current and deferred income taxes	-	(63)	(63)	(3)	(66)
Total income (loss), net	703	119	822	(65)	757

Attributable to equity holders of the parent	703	65	768	(65)	703
Attributable to non-controlling interests	-	54	54	-	54

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)

	03/31/2015
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Net revenue
Passenger (a)	2,164	-	2,164	64	2,228
Cargo and other (a)	232	-	232	(5)	227
Miles revenue (a)	-	246	246	(195)	51
Costs (b)	(1,953)	(132)	(2,085)	122	(1,963)
Gross profit	443	114	557	(14)	543

Operating (expenses)
Sales and marketing	(187)	(20)	(207)	1	(206)
Administrative expenses	(187)	(8)	(195)	6	(189)
Other operating income, net	8	-	8	-	8
	(366)	(28)	(394)	7	(387)

Equity results	38	(1)	37	(38)	(1)

Finance results
Financial income	134	37	171	(31)	140
Financial expense	(253)	(11)	(264)	31	(233)
Exchange rate changes, net	(769)	(5)	(774)	-	(774)

Income (loss) before income tax	(773)	106	(667)	(45)	(712)

Current and deferred income taxes	76	(37)	39	-	39
Total income (loss), net	(697)	69	(628)	(45)	(673)

Attributable to equity holders of the parent	(697)	69	(628)	(77)	(705)
Attributable to non-controlling interests	-	-	-	32	32

(a)   The eliminations are related to transactions between VRG and Smiles.

(b)  Include depreciation and amortization expenses of R$115 in 2016, comprised by: R$114 in flight transportation and R$1 in Smiles loyalty program (R$420 and R$3, respectively, in the year ended December 31, 2015).

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)

In the individual financial statements of Smiles, which represents the segment Smiles Loyalty Program and in the information provided to the relevant decision makers, the revenue recognition occurs upon redemption of the miles by the participants. Under the perspective of Smiles, this measurement is appropriate given that this is when the revenue recognition cycle is complete. At this point, Smiles has transferred to its suppliers the obligation to provide services or deliver products to its customers.

However, from a consolidated perspective, the revenue recognition cycle related to miles exchanged for flight tickets is only complete when the passengers are effectively transported. Therefore, for purposes of reconciliation with the consolidated assets, liabilities and income and expenses, as well as for purposes of equity method of accounting and for consolidation purposes, the Company performed, in addition to eliminations entries, consolidating adjustments to adjust the accounting practices related to Smiles’ revenues. In this case, under the perspective of the consolidated financial statements, the mileages that were used to redeem airline tickets are only recognized as revenue when passengers are transported, in accordance with accounting practices and policies adopted by the Company.

27.Commitments

As of March 31, 2016, the Company had 122 firm orders for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. As of December 31, 2015, the approximate amount of firm orders, not including the contractual discounts, was R$53,072 (US$14,909) and are segregated according to the following periods:

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)

	03/31/2016	12/31/2015
2016	608	1,338
2017	-	-
2018	1,952	2,142
2019	3,187	3,496
2020	4,884	5,357
Thereafter	42,441	46,554
	53,072	58,887

As of March 31, 2016, from the total orders mentioned above, the Company had the amount of R$6,723 (US$1,888) related to advances for aircraft acquisition, to be disbursed in accordance with the following schedule:

	03/31/2016	12/31/2015
2016	-	7
2017	313	344
2018	528	579
2019	720	790
2020	913	1,001
Thereafter	4,249	4,660
	6,723	7,381

The installment financed by long-term debt with aircraft guarantee through the U.S. Ex-Im Bank corresponds approximately to 85% of the aircraft total cost. Other establishments finance the acquisitions with equal or higher percentages, reaching up to 100%.

The Company performs payments related to aircraft acquisition through its own funds, short and long-term debt, cash provided by operating activities, short and medium-term line of credit and supplier financing.

The Company leases its entire aircraft fleet through a combination of operating and finance leases. As of March 31, 2016, the total fleet leased was comprised of 143 aircraft, of which 104 were under operating leases and 39 were recorded as finance leases. The Company holds 35 aircraft under finance leases with purchase option. During the quarter ended March 31, 2016, the Company received 2 aircraft and returned 3 aircraft under operating lease contracts.

27.1. Operating leases

The future payments of non-cancelable operating lease contracts are denominated in U.S. dollars, and are as follows:

	03/31/2016	12/31/2015
2016	848	1,270
2017	1,107	1,128
2018	991	1,001
2019	900	905
2020	851	855
Thereafter	2,697	2,591
Total minimum lease payments	7,394	7,750

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)

27.2. Sale-leaseback transactions

The Company recorded a net gain of R$213 due to 8 aircraft transactions, 7 sale-leaseback transactions where one aircraft was received during the quarter ended March 31, 2016 and 6 aircraft previously classified as fixed assets under finance leases, according to Note 15.a; and the sale of the right to receive 1 aircraft (net gain of R$ 8 on the first aircraft in the quarter ended March 31, 2015). Given that the results will not be offset against future payments of leases and were negotiated in accordance with the fair value of the aircraft, such gains were recognized directly in the income statement.

28.Financial instruments and risks management

The Company and its subsidiaries have financial asset and financial liability transactions, which consist in part of derivative financial instruments. The financial derivative instruments are used to hedge against the inherent risks related to the Company’s operations. The Company and its subsidiaries consider as most relevant risks: fuel price, foreign currency and interest rate. These risks can be mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. dollar and interest markets. The contracts may be held by exclusive investment funds, as described in the Company’s Risk Management Policy.

Management follows a documented guideline when managing its financial instruments, set out in its Risk Management Policy, which is periodically revised by the Risk Committee, and approved by the Board of Directors. The Risk Committee sets the guidelines and limits, monitors controls, including the mathematical models adopted for a continuous monitoring of exposures and possible financial effects and also prevents the execution of speculative financial instruments transactions.

The Company does not hedge its total risk exposure, and is, therefore, subject to market fluctuations for a significant portion of its exposed assets and liabilities. Decisions on the portion to be protected consider the financial risks and the costs for such protection and are determined and reviewed at least quarterly in line with the strategies of the Risk Committee. The results from operations and the application of controls for risk management are part of the monitoring process by the Risk Committee and have been satisfactory to the proposed objectives.

The description of the consolidated account balances and the categories of financial instruments included in the statements of financial position as of March 31, 2016 and December 31, 2015 is as follows:

	Measured at fair value through profit or loss		Measured at amortized cost (c)
	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Assets
Cash and cash equivalents	469	737	498	335
Short-term investments (a)	189	228	246	264
Restricted cash	413	735	-	59
Derivative assets	-	2	-	-
Trade receivables	-	-	514	463
Deposits (b)	-	-	801	691
Other assets	-	-	219	157

Liabilities
Debt	-	-	7,868	9,305
Suppliers	-	-	952	901
Derivative liabilities	160	141	-	-

(a)     The Company manages its financial investments as held for trading to pay its short-term operational expenses.

(b)    Excludes judicial deposits, as described in Note 10.

(c)     Items classified as amortized cost refer to credits, debt with private institutions which, in any early settlement, there are no substantial changes in relation to the values recorded, except the amounts related to Perpetual Bonds and Senior Notes, as disclosed on Note 17. The fair values approximate to the book values, according to the short term maturity period of these assets and liabilities.

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)

The Company did not have financial assets classified as available for sale as of March 31, 2016 and December 31, 2015.

The derivative financial instruments were recognized as follows:

	Foreign currency	Interest rate	Derivatives of equity instruments
Asset (liability) as of December 31, 2015 (*)	2	(141)	(139)
Fair value variations:
Net losses recognized in results (A)	(17)	-	(17)
Losses recognized in other comprehensive income (loss)	-	(51)	(51)
Settlements during the period	8	39	47
Asset (liability) as of March 31, 2016 (*)	(7)	(153)	(160)

Movement of other comprehensive results	Foreign currency	Interest rate	Derivatives of equity instruments
Balance as of December 31, 2015	-	(179)	(179)
Fair value adjustments during the period	-	(51)	(51)
Reversal, net to profit or loss (B)	-	33	33
Tax effect	-	6	6
Balance as of March 31, 2016	-	(191)	(191)

Effects on the 2016 results (A+B)	(17)	(33)	(50)

Operating costs and expenses	-	(3)	(3)
Financial income (expense)	(17)	(30)	(47)

(*)   Classified as "Derivatives assets" if the amount results in an asset or "Derivatives liabilities" if the amount results in a liability.

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)

The Company adopts hedge accounting for derivatives contracted to hedge interest rate risk classified as cash flow hedge according to CPC38 - Financial Instruments - Recognition and Measurement. As of March 31, 2016, the Company records the interest rate hedge as a cash flow hedge and the other derivatives related to foreign exchange and fuel as economic hedge.

The Company has deposits in guarantee for derivative transactions as described in Note 6.

a)   Market risks

          i.       Fuel price risk

The aircraft fuel price fluctuates both in the short and in the long-term, in line with crude oil and oil by product price fluctuations. To mitigate the risk of fuel price, the Company contracts derivative financial instruments referenced mainly to crude oil and, eventually, to their derivatives, also contracted, directly with the local supplier, for future fuel deliveries to aircraft at predetermined prices. During the quarter ended March 31, 2016, the Company has no outstanding fuel derivative contracts.

         ii.       Foreign currency risk

Foreign risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed. To mitigate the foreign currency risk, the Company contracts derivative financial instruments that are referenced to the U.S. dollar. During the quarter ended March 31, 2016, the Company recognized a loss on foreign currency derivatives in the amount of R$17 (gain of R$73 during the quarter ended March 31, 2015).

The Company’s foreign currency exposure is as follows:

	Individual		Consolidated
	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Assets
Cash and cash equivalents and short-term investments	775	565	1,058	972
Trade receivables	-	-	59	57
Deposits	-	-	801	691
Derivatives	-	-	-	2
Other assets	-	-	-	4
Total assets	775	565	1,918	1,726

Liabilities
Foreign suppliers	3	-	201	113
Short and long-term debt	3,862	4,366	4,991	5,034
Finance leases	-	-	2,338	2,994
Other leases payable	-	-	177	179
Provision for aircraft and engine return	-	-	693	725
Other liabilities	25	28	-	-
Total liabilities	3,890	4,394	8,400	9,045
Exchange exposure in Reais	3,115	3,829	6,482	7,319

Commitments not recorded in the statements of financial position
Future commitments resulting from operating leases	-	-	7,394	7,750
Future commitments resulting from firm aircraft orders	53,072	58,887	53,072	58,887
Total	53,072	58,887	60,466	66,637

Total foreign currency exposure - R$	56,187	62,716	66,948	73,956
Total foreign currency exposure - US$	15,788	16,061	18,811	18,940
Exchange rate (R$/US$)	3.5589	3.9048	3.5589	3.9048

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)

        iii.       Interest rate risk

The Company is mainly exposed to lease transactions indexed to variations in the Libor rate until the aircraft is received. To mitigate such risks, the Company has derivative financial instruments of interest rate (Libor) swaps. During the quarter ended March 31, 2016, the Company recognized a total loss with interest hedging transactions in the amount of R$33 (R$8 during the quarter ended March 31,  2015).

As of March 31, 2016, the Company and its subsidiaries had interest rate swap derivatives recorded as hedge accounting.

b)   Credit risk

The credit risk is inherent in the Company’s operating and financing activities, mainly represented by trade receivables, cash and cash equivalents, and short-term investments. Trade receivables credit risk consists of amounts falling due from the largest credit card companies, with credit risk better than or equal to those of the Company and its subsidiaries, and receivables from travel agencies, installment sales, and government sales, with a small portion exposed to risks from individuals or other entities.

As defined in the Risk Management Policy, the Company is required to evaluate the counterparty risks in financial instruments and diversify the exposure. Financial instruments are contracted with counterparties rated at least as investment grade by S&P and Moody’s. The financial instruments are mostly contracted on commodities and futures exchanges (BM&FBOVESPA and NYMEX), which substantially mitigate the credit risk, derivative transactions contracted on the OTC market (OTC) have counterparts with a minimum rating of "investment grade". The Company’s Risk Management Policy establishes a maximum limit of 20% per counterparty for short-term investments.

c)   Liquidity risk

Liquidity risk takes on two distinct forms: market and cash flow liquidity risk. The first is related to current market prices and varies in accordance with the types of assets and the markets where they are traded. Cash flow liquidity risk, however, is related to difficulties in meeting the contracted operating obligations at the maturity dates. That are uncertainty on the companies solvency and the business plan to mitigate those uncertainties is disclosed in Note 1.1. In order to mitigate the liquidity risk, the Company invests its funds according to the Cash Flow Policy, which states that the term of the debt must be higher than the investment portfolio term.

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)

The schedule of financial liability hold by the Company as of March 31, 2016 is as follows:

	Current	Less than 6 months	6 to 12 months	1 to 5 years	More than 5 years	Total
Short and long-term debt	62	-	775	4,355	2,676	7,868
Suppliers	584	368	-	-	-	952
Salaries	61	67	90	-	-	218
Taxes payable	-	136	-	39	-	175
Landing fees	-	293	-	-	-	293
Derivative liabilities	-	160	-	-	-	160
Provisions	-	29	163	215	442	849
Other liabilities	54	65	94	33	21	267
As of March, 31 2016	761	1,118	1,122	4,642	3,139	10,782

d)   Capital management

The Company seeks alternatives to capital in order to meet its operational needs, aiming a capital structure that takes into account suitable parameters for the financial costs, the maturities of funding and its guarantees. The Company monitors its financial leverage ratio, which corresponds to net debt, including short and long-term debt, divided by total equity (deficit).

The table below shows the Company’s capital management:

	Consolidated
	03/31/2016	12/31/2015
Short and long-term debt	7,868	9,305
(-) Cash and cash equivalents	(967)	(1,072)
(-) Short-term investments	(435)	(492)
(-) Restricted cash	(413)	(735)
Net debt	6,053	7,006
Total equity (deficit)	(3,572)	(4,323)
Total capital and net debt	2,481	2,683

The Company remains committed to maintaining high liquidity and an amortization profile without pressure on the short-term refinancing.

e)   Sensitivity analysis of financial instruments

The sensitivity analysis of financial instruments was prepared according to CVM Instruction 475/08, in order to estimate the impact on the fair value of financial instruments held by the Company. The analysis considered three scenarios of different risk variables: most likely scenario, the assessment of the Company; deterioration of 25% (possible adverse scenario) in the risk variable, deterioration 50% (remote adverse scenario).

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)

The estimates presented do not necessarily reflect the amounts to be reported in future interim financial information. The use of different methodologies and/ or assumptions may have a material effect on the estimates presented.

The tables below show the sensitivity analysis of foreign currency exposure, derivatives position and the interest rates on March 31, 2016 to market risks considered relevant by management. In the tables, positive values are displayed as asset exposures (assets higher than liabilities) and negative values are exposed liabilities (liabilities higher than assets).

       i.          Individual

Foreign currency risk

As of March 31, 2016, the Company has a currency exposure of R$3,115. On this date, the exchange rate adopted was R$3.5598/US$, corresponding to the closing rate of the month published by Brazil’s Federal Reserve  as a likely scenario, and the impacts analyzed from the variation of 25% and 50% over the current rate are shown below:

Instrument	Risk	Exposed amount	Possible adverse scenario	Remote adverse scenario
			+25%	+ 50%
Liabilities, net	Dollar appreciation	(3,115)	(3,894)*	(4,673)*

		Dollar	4.44863	5.33835

(*)   Negative amounts correspond to net losses in case of exchange variation.

Consolidated

i)       Fuel risk

As of March 31, 2016, the Company did not hold fuel derivative contracts.

ii)      Foreign currency risk

As of March 31, 2016, the Company had U.S. dollar derivative contracts with notional value of US$35,500, with maturities until June 2016, and a net exchange exposure liability of R$6,482. At the same date, the Company adopted the closing exchange rate of R$3.5589/US$ corresponding to the closing rate of the month published by Brazil’s Federal Reserve  as a likely scenario, and the impact of the change of 25% and 50% over that rate, is as follows:

Instruments	Exposure amount (*)	-50%	-25%	+25%	+50%
		R$1.77945/USD	R$2.66918/USD	R$4.44863/USD	R$5.33835/USD
Liabilities, net	(6,482)	3,241	4,862	(8,103)	(3,241)
Derivatives	(160)	80	40	(200)	(240)
	(6,642)**	3,321	4,902	(8,303)**	(3,481)**

(*) The Company believes that the likely values of the liabilities exposed to the U.S. Dollar correspond to the amounts recorded as of March 31, 2016.

(**)        Negative values correspond to net losses expected in the case of U.S. Dollar appreciation.

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)

iii)     Interest risk factor

As of March 31, 2016, the Company holds financial investments and financial liabilities indexed to several rates, and Libor interest. In the sensitivity analysis of non-derivative financial instruments it was considered the impacts on yearly interest of the exposed values as of March 31, 2016, arising from fluctuations in interest rates according to the scenarios presented below:

Instruments	Risk	Exposure amount	Possible adverse scenario 25%	Adverse scenario remote 50%
Short and long-term debt, net of short-term investments (*)	Increase in the CDI rate	(26)	(14)	(29)
Derivatives	Decrease in the Libor rate	(152)	(172)	(199)

(*)   Refers to the sum of the values invested and raised in the market and indexed to CDI, the negative amounts means more debt than investments.

Measurement of the fair value of financial instruments

In order to comply with the disclosure requirements for financial instruments measured at fair value, the Company and its subsidiaries must classify its instruments in Levels 1 to 3, based on observable fair value levels:

•         Level 1: Fair value measurements are calculated based on quoted prices (without adjustment) in active market or identical liabilities;

•         Level 2: Fair value measurements are calculated based on other variables besides quoted prices included in Level 1, that are observable for the asset or liability directly (such as prices) or indirectly (derived from prices); and

•         Level 3: Fair value measurements are calculated based on valuation methods that include the asset or liability but that are not based on observable market variables (unobservable inputs).

The following table shows a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their related classifications of the valuation method, as of March 31, 2016 and December 31, 2015:

	31/03/2016		31/12/2015
	Book value	Other significant observable factors (Level 2)	Book value	Other significant observable factors (Level 2)
Cash and cash equivalents	469	469	737	737
Short-term investments	189	189	228	228
Restricted cash	413	413	735	735
Derivative assets	-	-	2	2
Derivative liabilities	(160)	(160)	(141)	(141)

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)

29.Non-cash transactions

Consolidated

During the quarter ended March 31, 2016, the Company increased its property, plant and equipment in the amount of R$50 (R$25 during the quarter ended March 31, 2015) related to an increase of the provision for aircraft return.

Additionally, the Company renegotiated finance lease agreements in the amount of R$320, which was recorded in property, plant and equipment in aircraft held under finance lease account.

30.Insurance

As of March 31, 2016, the insurance coverage by nature, considering the aircraft fleet and related to the maximum reimbursable amounts indicated in U.S. Dollars, is as follows:

Aeronautical Type	In Reais	In U.S. Dollars
Guarantee - hull/war	15,800	4,440
Civil liability per event/aircraft (*)	2,669	750
Inventories (*)	498	140

(*) Values per incident and annual aggregate.

Pursuant to Law 10,744, of October 9, 2003, the Brazilian government assumed the commitment to complement any civil liability expenses related to third parties caused by war or terrorist events, in Brazil or abroad, which VRG may be required to pay, for amounts exceeding the limit of the insurance policies effective since September 10, 2001, limited to the amount in Brazilian Reais equivalent to 1.0 billion in U.S. Dollars.

Notes to the interim financial information March 31, 2016 (In millions of Brazilian Reais - R$, except when indicated otherwise)

31.Subsequent  events

On April 29, 2016, the shareholders of Smiles approved the dividends distribution based on income for the year ended on December 31, 2015 in the amount of R$270.

On May 03, 2016 , the Company announced the proposed restructuring of up to US$781 million in non-guarantee debt issued in the international capital markets, including the Senior Bonds maturing in 2017 , 2020 , 2022 and 2023 and the Perpetual Bonds. The bondholders may exchange their securities bonds denominated in U.S. dollars for new secured bonds at a premium to their current market value. The “earlybird” premium will be paid to the bondholders who accept the exchange by May 17, 2016. The exchange offer is expected to be completed occur on June 1, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.